SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number

1.1	2016 Sustainability Report, dated April 12, 2017

2.1	Notice of the Annual General Meeting, dated April 12, 2017

3.1	Circular, dated April 12, 2017

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from our acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	April 13, 2017	By:	/s/ Li Yue

			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Big Connectivity New Future
2016 Sustainability Report
China Mobile Limited

Contents
2 Chairman’s Statement
4 About China Mobile
5 Communication Report
6 Co-creation of Big Connectivity
7 Annual Focus: Protection of Information Security
10 Boost Connectivity Scale
14 Optimize Connectivity Service
18 Strengthen Connectivity Application
22 Co-sharing a New Future
23 Annual Focus: Giving an Impetus to Targeted Poverty Alleviation
25 Employee · New Growth
30 Community · New Development
33 Environment · New Ecology
36 Feature: Anti-corruption and Compliance
38 For a Better World China Mobile and SDG
40 Performance Report
41 Sustainability Strategy and Management
42 Stakeholder Engagement and Materiality Analysis
44 Economic Performance
47 Environmental Performance
49 Social Performance
56 Independent Assurance Report
58 About this Report
59 Report Disclosure Indexes
64 Feedback

Chairman’s
Statement
Co-creation of Big Connectivity,
Co-sharing a New Future
2016 marked the beginning of China’s implementation of the 13th Five-Year Plan for economic and social development and was also the first year when the 2030 Agenda for Sustainable Development of the United Nations was put into practice. This year, China Mobile announced its strategy of “Big Connectivity” for the development in the next five years and its medium- and long-term strategic vision “to become a global leading operator in innovative digital services”. This also represented China Mobile’s commitment to create shared value, achieve win-win cooperation with stakeholders and realize sustainable development with “connectivity”. In 2016, China Mobile attained the following achievements:
First, we boosted our connectivity scale and narrowed the digital divide. As of the end of 2016, the Company had established 1.51 million 4G base stations and realized full coverage in regions of township-level and above covering a population of over 1.3 billion. The number of 4G customers reached 535 million; and there was one China Mobile customer for every three 4G customers globally. The Company had over 100 million Internet of Things (IoT) connections, and the number of wireline broadband customers exceeded 77 million. The Company provided wireline broadband access to over 4,900 administrative villages cumulatively through our telecommunication universal service project, resulting in an ever-increasing proportion of villages with China Mobile wireline broadband access.
Second, we optimized our connectivity service and boosted the digital economy. The Company ear nestly implemented “Speed Upgrade and Tariff Reduction” with a 36% year-on-year decrease in data traffic tariff, benefiting a total of 1.2
Shang Bing
Chairman of China Mobile Limited

China Mobile Limited 2016 Sustainability Report Chairman’s Statement

billion customers by various tariff reduction measures and further lowering the entry barrier for more individuals and corporates to share the digital dividends. The Company created the internal “Mass Entrepreneurship and Innovation” incubation mechanism and platform, attracting 135 thousand employees to participate extensively. The Company launched the “3+1” Capacity Service System comprising the telecommunication capacity open platform, unified authentication platform, OneNET platform of IoT and smart home gateway platform to proactively open up its own capacities and stimulate social innovation and entrepreneurship.
Third, we strengthened our connectivity application and realized value co-creation. The Company built an open and win-win new industry ecology of value co-creation and comprehensively provided intelligent services for governments and corporates to serve over 5 million corporate customers, and offered integrated industry solutions to sectors such as public administration, finance, transportation, education, healthcare and energy to drive industry transformation and upgrade. The Company focused on hot issues of social development, conducted innovative development of information applications benefiting the people and provided practical support for improving the people’s livelihood in many aspects including the establishment of intelligent agriculture, improvement of rural healthcare and safeguarding of urban food safety.
Fourth, we proactively fulfilled our responsibilities and shared development achievements. The Company strongly fought against telecommunications fraud, and in 2016, 2.4 billion spam messages were blocked and over 100 million fraudulent calls from overseas were intercepted. The Company established the “Emergency Communication Support 2.0” system and successfully completed emergency communication support tasks for over 4,000 times. The Company set up a platform promoting targeted poverty alleviation, supporting poverty alleviation with informatization. The Company initiated the “Five Kinds of Small Places” construction of heart-warming project, employee assistance program (EAP) and “Happiness 1+1” activity and continued to implement the “Blue Dream” and “Heart Caring Campaign” projects, cumulatively providing training opportunities for over 90 thousand principals of rural schools in central and western China and free surgery treatment for over 3,600 children in poverty with congenital heart disease. The Company carried out the “Green Action Plan” for the tenth consecutive year and the overall energy consumption per unit of information flow decreased by 36% as compared to the end of the previous year, and also provided powerful support for constructing ecological civilization by developing green ICT solutions.
In 2016, the Company was included in the Dow Jones Sustainability Indices (DJSI) for the ninth consecutive year and its achievements in the sustainable development were recognized. Although encouraging progress has been made, we know very well that the journey of “Big Connectivity” of the Company has just begun, and that “Internet of Everything” brings not only new opportunities but also new challenges as well as new responsibilities. “Be thankful to the tree when picking fruits from it, and be grateful for the water source when drinking.” In the future, China Mobile will continue to fulfill its responsibilities, proactively take part in the “Cyberpower” construction of China, fully support the “Internet+” development and go forward hand in hand with stakeholders to jointly create a shared digital society benefiting the most people. Meanwhile, China Mobile is also willing to contribute to the sustainable development goals of the United Nations with hard work and practice, forge ahead with determination and untiringly strive for our common bright future.
March, 2017

China Mobile Limited 2016 Sustainability Report Chairman’s Statement

About
China Mobile
Company Profile
As the largest telecommunications service provider in Mainland China, China Mobile Limited (“China Mobile”, “the Company” or “we”) serves the largest number of mobile customers and operates the world’s largest mobile network, maintaining a leading position in the telecommunications market in Mainland China.
Incorporation
3 September 1997 in Hong Kong, China.
Operation Regions
All 31 provinces, autonomous regions and directly administrated municipalities in Mainland China and Hong Kong.
Credit Rating
Currently, the Company’s corporate credit ratings are equivalent to China’s sovereign credit ratings, namely, AA-/ Outlook Negative from Standard & Poor’s and Aa3/Outlook Negative from Moody’s.
Shareholder
As of 31 December 2016, the Company’s ultimate controlling shareholder was China Mobile Communications Corporation (“the parent company”), which indirectly held approximately 72.72% of the total number of issued shares of the Company. The remaining approximately 27.28% was held by public investors.
Organizational Structure
The Company owns 100% interest in the following major subsidiaries:
China Mobile Communication Company Limited, China Mobile Guangdong Company Limited, China Mobile Group Zhejiang Company Limited, China Mobile Group Jiangsu Company Limited, China Mobile Group Fujian Company Limited, China Mobile Group Henan Company Limited, China Mobile Group Hainan Company Limited, China Mobile Group Beijing Company Limited, China Mobile Group Shanghai Company Limited, China Mobile Group Tianjin Company Limited, China Mobile Group Hebei Company Limited, China Mobile Group Liaoning Company Limited, China Mobile Group Shandong Company Limited, China Mobile Group Guangxi Company Limited, China Mobile Group Anhui Company Limited, China Mobile Group Jiangxi Company Limited, China Mobile Group Chongqing Company Limited, China Mobile Group Sichuan Company Limited, China Mobile Group Hubei Company Limited, China Mobile Group Hunan Company Limited, China Mobile Group Shaanxi Company Limited, China Mobile Group Shanxi Company Limited, China Mobile Group Neimenggu Company Limited, China Mobile Group Jilin Company Limited, China Mobile Group Heilongjiang Company Limited, China Mobile Group Guizhou Company Limited, China Mobile Group Yunnan Company Limited, China Mobile Group Xizang Company Limited, China Mobile Group Gansu Company Limited, China Mobile Group Qinghai Company Limited, China Mobile Group Ningxia Company Limited, China Mobile Group Xinjiang Company Limited, China Mobile Group Design Institute Company Limited (“Design Institute”), China Mobile Hong Kong Company Limited (“Hong Kong Company”), China Mobile International Limited (“International Company”), China Mobile IoT Company Limited (“CM IoT”), China Mobile (Shenzhen) Company Limited, China Mobile Online Services Company Limited (“Online Services Company”), China Mobile (Suzhou) Software Technology Company Limited, China Mobile (Hangzhou) Information Technology Company Limited, MIGU Company Limited (“MIGU Company”), China Mobile Internet Company Limited (“CM Internet”), China Mobile Tietong Company Limited (“CM Tietong”), and China Mobile Investment Holdings Company Limited.
In addition, the Company owns a 99.97% equity interest in China Mobile Group Device Company Limited, a 92% equity interest in China Mobile Group Finance Company Limited, a 66.41% equity interest in Aspire Holdings Limited.
Honours and Recognitions
Listed in the Dow Jones Sustainability Indices (DJSI) for the ninth consecutive year, and listed in the Hang Seng Corporate Sustainability Index Series for the seventh consecutive year;
Ranked 18th in the Global 2000 Leading Companies by Forbes Magazine, moving up from 20th in 2015;
The China Mobile brand was named one of the BRANDZ™ Top 100 Most Powerful Brands by Millward Brown and Financial Times for the 11th consecutive year, ranking 15th globally;
Received the Best Managed Large Cap in China Award given by the Asiamoney and The Asset Platinum Award given by the Asset;
Ranked No. 3 in China Corporate TOP 300 Social Responsibility Development Index (2016) issued by Chinese Academy of Social Sciences and ranked No. 1 of telecommunication industry;
Became the first and only company from Mainland China listed in CDP’s 2016 Climate A List and was awarded Sustainability Leadership Enterprise Model by CDP (China) for the third consecutive year;
Received the Public Transparent Enterprise Model Award given by the Chinese Institute of Business Administration Social Responsibility Committee and Beijing Rongzhi Corporate Social Responsibility Research Institute for the fourth consecutive year.
China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity 4

Communication
Report
Connectivity is the core competence for China Mobile in promoting sustainable development. Under the background of increasing development of information and communication technology and tight connection in society, China Mobile puts the “Big Connectivity” strategy in full operation, extends its range of connectivity, optimizes its connectivity services and strengthens its connectivity applications in order to provide our customers with more ubiquitous, agile, smarter and safer services, build an open and win-win new ecology with value co-creation for various industries, and inject new energy to economic and social development to drive industrial upgrade and create new possibilities for social progress.
On the way to commonly pursue sustainable development, we listen carefully to stakeholders and strive to identify and respond to their demands. We encourage our employees to exert their endless creativity and support them in innovation and practice in their posts to realize greater personal value. We constantly carry out poverty-relief work and develop poverty-relief information systems to facilitate targeted poverty alleviation. We consistently work on the “Blue Dream” education project and “Heart Caring Campaign” to enrich educational resources for rural schools and help children in poverty with congenital heart disease and their families. We constantly deepen green operations, innovate environmental informatization applications and mobilize all sectors of society to get involved in the environmental protection.
In the era of Internet of Everything, we will work with the stakeholders to co-create Big Connectivity and co-share a new future.
China Mobile Limited 2016 Sustainability Report Communication Report 5

Co-creation of
Big Connectivity
Sustainability Context
“To promote sustainable industrialization and foster innovation” is one of the 17 proposed sustainable development goals of the United Nations. According to China’s National Plan on the Implementation of the 2030 Agenda for Sustainable Development, China “will proactively promote the development of information industry, accelerate the popularization, application and urban and rural coverage of high-speed optical fiber and wireless broadband networks, and to supplement the short slab of rural broadband application. China will strengthen information communication cooperation with the least developed countries, and assist them in promoting information technology development and popularization.”
The development of information communication and its supporting role to other industries is highly valued by the Chinese government. The 13th five-year plan defines the “Cyberpower” strategy and deploys special informatization projects, such as Broadband China, IoT Application and Popularization, Cloud Computing Innovation and Development, and Internet+ Action, to put forward new requirements for industrial development.
China is accelerating into the digital era with outbursts of demand for data flow and huge potential of broadband development, so the “universal connectivity” will be the most important feature of the digital era. It is a significant development opportunity during the 13th five-year plan for us to facilitate the digital transformation of society and help stakeholders enjoy the “dividends” from digital development.
Our actions
We accelerated to build 4G networks, promoted the popularization of 4G and constructed ubiquitous advanced information infrastructure.
We implemented an integrated development plan with “four growth engines” (mobile market, corporate customer market, household market and emerging business) to promote transformation and upgrade.
We created the “3+1” Capacity Service System (telecommunication capacity open platform, unified authentication platform, OneNET platform and smart home gateway) to open up advantage competence and technology of China Mobile and provide partners with an innovation and development platform.
We strengthened the law enforcement cooperation and industrial interaction in respect of preventing and fighting against telecommunications fraud, and strengthened information security technology research and practical application to protect customers’ privacy and information security.
Our 2016 Achievements
We had 1.51 million 4G base stations covering a population of over 1.3 billion. We had 535 million 4G customers. We provided commercial VoLTE high-quality voice services for 313 cities, with 38.25 million VoLTE active customers.
We had a net increase of wireline broadband customers of 22.59 million and the total number reached 77.62 million, and the number of corporate customers reached 5.45 million.
Our “3+1” Capacity Service System was officially launched, with over 51 thousand partners of telecommunication capacity open platform, nearly 30,000 developers of OneNET platform of IoT. 65 million times of authentication were carried out on the unified authentication platform each day on average.
We developed the China Mobile 13th Five-year Plan for Network Information Security, researched and developed anti-fraud technological solutions such as the Shield Anti-fraud system and the Disguised Base Station Killer to strengthen information security management constantly.
Our 2017 Efforts
To maintain growth in the number of 4G customers with a net increase of 100 million, improve the quality and service of wireline broadband and increase the number of smart connections such as IoT to 200 million.
To further open up platform connectivity, provide more high-quality capacity, including open-shelf communication service capacity, no-password one-click authentication service, smart hardware access for application development and other services, and family communication entertainment lifestyle and other multi-scenario services.
To conduct large-scale 5G external field test based on 5G technology test result, speed up the process of scale test and pre-commercial trial of 5G technology, and aim to realize nationwide commercialization use of 5G in 2020 China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity 6

Annual
Focus
Protection of Information Security
“Shield”
exposing telecommunications fraud
“This is a police officer from Shanghai Public Security Bureau Hongkou Branch. We have noticed that your bank account is used for money laundering. Now you are required to deposit your money to a safe bank account I provide for checking your current account.”
When a citizen of Qingtian, Lishui of Zhejiang Province received this call, he believed it to be true. Fortunately, the police got in touch with him when he was on his way to the bank. The police explained the fraud and avoided his loss of nearly 5 million yuan. All this happened in less than 15 minutes.
Thanks must go to the anti-fraud system “Shield” which was initiated by China Mobile Zhejiang Company Limited. The Shield went beyond the traditional approach of post-fraud handling and intervened in the fraud itself to fight against the ever-changing tricks of fraudsters effectively.
In year 2016, the Shield system successfully intervened more than
Our 2017 Efforts Avoided direct economic loss of
4,500
telecommunications fraud cases. 46 million yuan.
Accurate identification
We built an industry-leading big data center, with a design capacity of 1 billion customers. At the same time, we adopted the “Blacklist+Victim” algorithm to conduct dual identification of the fraudster and the affected customer. This system has an accuracy of 95% and a historical hit rate of 52%, and is far better than conventional identification means
In-Process Intervention
The system can comprehend and analyze the mode of fraud, make real-time determination of ongoing fraud and promptly intervene. It only takes 2 minutes from fraud identification to intervention
In 2016, with a series of telecommunications fraud cases, personal information security became the talk of the town. Preventing and fighting against telecommunications fraud is a systematic engineering project which requires the cooperation and participation of governments, corporates, social organizations and consumers.
Adhering to the “customer-rooted, service-based” development notion, China Mobile has continuously intensified its information security work to practically safeguard customers’ legal rights and interests. Insisting on “guiding by innovation, combining technology with management”, the company pioneered a centralized management model in the industry and promoted the transformation from dispersion in the provinces to the whole-network concentration for the monitoring, analysis and blocking of fraud calls, spam SMS/MMS messages, mobile malwares and others, with the work scope covering multiple fields including terminal safety, network safety, application safety and business safety, to form a “chessboard” work plan in the whole group. Meanwhile, the company has systematically boosted the thorough implementation of its information security work, established and perfected its active defense system for information security, built a comprehensive information security management mechanism comprising situation monitoring, early warning and emergency as well as assessment and evaluation, and comprehensively realized the systematic work target of “system for security planning, implementation for security operation, means for security support, team for security guarantee and effect for security work” to maintain an industry-leading level in the overall capacity and level of information security.
China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity 7

Aiming at the new requirements on information security, we developed the China Mobile 13th Five-year Plan for Network Information Security to take actions to increase our information protection level from the aspects of technology, safeguard, governance, ecology and service.
Innovative Technology
We independently researched and developed the Disguised Base Station Killer system, which can automatically and accurately identify disguised base stations and disable them via system remote attack.
We independently researched and developed the Shield anti-fraud system, in which big data technology innovation was applied to combat telecommunications fraud.
Coordinated Safeguard
We established the Customer Information Security Committee and we were also the first in the industry to develop the Accountability Methods for Preventing and Fighting Against Telecommunications Fraud.
We carried out the construction of fraud management system and realized whole-process control of key businesses.
We implemented customer real-name registration.
We deepened the application of risk prevention and control means, including “Vault Mode”, customer information fuzzification and “Account Credential Encumberation Attack”.
We conducted third party supervision on customer information security.
Green Governance
Control of false number changes and virtual operator number.
Control of pornographic information and special action of elimination of online pornography and illegal publications.
Strengthened the management of “400” and dedicated voice line service.
In Jiangsu province, we constructed a disguised base station monitoring and tracking system that can realize real-time detection of an area with a disguised base station within two minutes and define the accurate trajectory of the disguised base station within a 100-meter range, which provides evidence to the public security department. A short message will also be sent to the customers affected by the disguised base station and the average number of such messages is 200 thousand per day. We also developed an anti-fraud domain name safety management platform, which is connected to the disguised base station short message system of the public security department of Jiangsu province, to identify and extract the URL from fraud messages and block the website within 5 minutes to prevent customers from accessing such fraud websites, and the average number of disposed websites is 3,000 per day. After of this system came into operation, customers’ complaints about disguised base stations dropped by 85% compared with 2015.
In Guangdong, we established the Anti-Fraud Information and Communication Support Center by cooperating with the public security department, recognized and fought against telecommunications fraud in a proactive, efficient and accurate manner from the aspects of pre-fraud prevention, in-process treatment and post-fraud investigation, blocking an average of more than 20.78 million of fraud calls per month and uncovering 304 disguised base station cases by cooperating with the public security department. The “Disguised Base Station Safety Reminder” operation, currently under commercial trial, identifies customers affected by disguised base stations through network big data analysis, and sends reminder messages to customers through 10086 within 2-3 minutes after customers receive a message from a disguised base station to inform customers of the possibility of such message being a fraud message from a disguised base station. About 13,000 reminder messages are sent by this service every day at present.
China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity 8

Open Ecology
We worked with related government departments and industry players to combat telecommunications fraud at source.
The Personal ID Information Protection Guidance and Mobile Network Cellphone Malware Control Guidance developed under the lead of China Mobile have been regarded as the international standard of the International Telecommunication Union-Telecommunication Sector (ITU-T).
We led the development of “Eight Global, Industrial and Corporate Standards of Technical Requirements on Information Security in Decentralization Mode (Vault Mode)”, and won the First Prize of Science and Technology awarded by the China Communication Standards Association.
Shared Service
We provided suspected fraud number alert service, covering 63 million customers in 30 provinces with an average of 250 million alerts per month.
We provided customers with telecommunications fraud identification service which identified more than 140 thousand fraud messages in the whole year.
We strengthened education and publicity against fraud via WeChat, Weibo, 10086 app, business stores, online service platform, SMS/MMS, TV, newspapers and the community.
China Mobile won the “2015-2016 Outstanding Contribution Award for Internet Network Security Threat Management Action” by the Internet and Information Security Committee of Internet Society of China.
In 2016, China Mobile altogether blocked 2.4 billion spam messages, blocked 1.96 million of crank calls such as “call you to death”, “ring out once” and voice group calls, blocked over 100 million fraudulent calls from overseas, actively blocked 3.77 million pieces of mobile pornographic content, blocked more than 90,000 illegal websites, monitored and blocked 0.38 million types of malwares, and blocked 13,000 control terminal malware items. Meanwhile, the Company sent telecommunications fraud risk prevention reminders through official Weibo, official WeChat, 10086 SMS, app of mobile service platform and other channels based on network information security hotspots. In 2016, 114 fraud cases were published in total, the total readership on Weibo and WeChat reached over 53 million times, and nearly 6 billion fraud alert messages were sent.
In 2016, China Mobile blocked a total of 2.4 billion spam messages
Blocked over 100 million of fraudulent calls from overseas
Cumulatively 114 fraud cases were published
Nearly 6 billion fraud alert messages were sent
China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity 9

Boost
Connectivity Scale
In 2016, we accelerated the popularization of 4G, proactively implemented the national strategy of “One Belt and One Road” with high-quality connectivity service and greatly conducted 5G innovation. We constantly expanded our connectivity breadth and extended our connectivity mode and connectivity object and boosted our connectively scale, thereby driving the expansion of digital economy coverage scope.
Development of Full Connectivity
We are committed to boosting the connectivity scale of the whole society, accelerating the construction of advanced information infrastructure, and expanding the basic connectivity from people to people to families, corporates and, more extensively, the Internet of Everything.
Accelerated popularization of 4G. By the end of 2016, 1.51 million 4G base stations had been built, covering more than 1.3 billion population and realizing the continuous coverage at the level of villages and towns or above and hotspot coverage of administrative villages, the number of 4G customers reached 535 million and there was one customer of China Mobile for every three 4G customers in the world.
Accelerated VoLTE development. VoTLE high quality voice service was provided in 313 cities throughout the country, and the number of active customers reached 38.25 million.
Accelerated wireline broadband development. In 2016, the net increase of wireline broadband customers was 22.59 million, and the total number of wireline broadband customers reached 77.62 million. Broadband service was newly launched for 4,909 administrative villages through the telecommunication universal service project. Cumulatively 2.54 billion yuan was invested in six provinces (districts and cities) including Yunnan, Chongqing, Guizhou, Neimenggu, Jiangxi and Gansu, and cumulatively 7,673 administrative villages were newly equipped with optical fiber access through the demonstration project of “Rural Broadband”, of which the investment in 2016 was 1.44 billion yuan and 4,664 administrative villages were newly equipped with optical fiber access. By the end of 2016, the proportion of rural areas with access to China Mobile broadband continued to increase.
Accelerated the development of Internet of Things. The Company has built the world’s largest dedicated network of Internet of Things, and developed more than 100 million connections of Internet of Things in the fields of Internet of Vehicles, intelligent wearable devices, security monitoring, industry manufacture and so on.
Cooperated with leading brand device manufacturers, the TD-LTE integrated terminal sales in all channels reached 440 million in 2016.
“The fourth-generation of mobile communication system (TD-LTE) key technology and application” was awarded the 2016 Special Award of National Prize for Progress in Science and Technology, which was the first Special Award of National Prize for Progress in
Science and Technology gained by China Mobile and even the whole communication industry.
The TD-LTE international standard, initiated under the leadership of China Mobile and the Research Academy of the Ministry of Industry and Informational Technology and the cooperation with various corporates, universities and research units, has made comprehensive breakthroughs in the whole industrial chain and has been widely used around the world which can be considered as a remarkable turning point of China Mobile. The project has generated significant economic and social impact with a direct value of 1.29 trillion yuan from 2013 to 2015.
China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity 10

Ten-year Rapid Development of the Village Connected Project
Guided and organized by the Ministry of Industry and Information Technology, China Mobile initiated the “Village Connected Project” from 2004 to develop and promote the universal service of rural communication, and achieved prominent results by overcoming various difficulties such as limited time and difficult construction. By the end of 2015, the Company had worked with its parent company to build nearly 62,000 base stations cumulatively, enabling mobile phone access for around 122,000 remote villages, broadband access for around 33,000 administrative villages and broadband access for 2,167 rural schools, building a smooth communication bridge between remote villages and the outside world, and effectively narrowing the digital divide.
The Village Connected Project helped build a smooth communication bridge between remote villages and the outside world
Going-out of Connectivity
We are devoted to driving global connectivity, proactively implementing the national strategy of “One Belt and One Road”, enhancing communications, dialogues and strategic cooperation with international counterparts, and expanding our globalization service system to create seamless, carefree and borderless connectivity experience for customers. The Global TD-LTE Initiative (GTI) initiated by China Mobile has gathered 128 operators and 135 industrial partners, and 99 TD-LTE networks have been commercialized in 53 countries.
Industry Monitor Computer Logistics Construction
“One belt, one road” strategic advance
Game Telecommunication Aviation
Film & TV Household appliance Education Mobile phone
China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity 11

China Mobile Limited 2016 Sustainability Report
Co-creation of Big Connectivity


HAND-IN-HAND PROGRAM
JOINT DECLARATION & SIGNING CEREMONY
Customer Roaming Experience Enhancement
Guangzhou 20 December 2016

▲ The "Hand-in-Hand Program" released the joint declaration of the customer service experience enhancement

Along the "One Belt and One Road", we launched the "RMB 30/60/90 per day for unlimited data traffic" package in 39 countries and regions, and the "One Belt and One Road Multinational Traffic Package" in 18 countries and regions, covering 82.3% travel customers of "One Belt and One Road". In Pakistan, we cooperated with our parent company to offer high-quality communication service for customers through 4G network to boost the telecommunication infrastructure capacity of Pakistan, and created the "Sino-Pakistan Information Arcade" to provide end-to-end solution to informatization and telecommunications support for Chinese corporates and Chinese customers. In Thailand, we established strategic cooperation with True Group, which provided great support in promoting global development in ASEAN and the Asia Pacific region for China Mobile customers. In 2016, True became the first cooperating operator with roaming charge of RMB 1 along "One Belt and One Road". We also launched the "One-Card-Multi-Number" service for customers roaming in Thailand.

We initiated the "Hand in Hand Program", and cooperated in five fields including terminal, mobile roaming service, data service, network capacity and Internet service to provide more favorable information service charge and more satisfying mobile service experience for outbound tourists and more reliable and rapid information communication support for corporates along "One Belt and One Road". By the end of 2016, "Hand-in-Hand Program" had attracted 20 global cooperative partners including Australian Telecom, Korea Telecom, Deutsche Telekom AG, Taiwan Chunghwa Telecom and CTM.

143
countries and regions have launched 4G international roaming service

International data roaming tariff dropped by
40%

The number of international data romaing customers increased by
67.6%

New Ecology of 5G

In 2016, China Mobile actively promoted 5G standard formulation, technical research and experimental verification, and accelerated 5G technical maturity and ecological construction.

- Promoted the formulation of 5G international standard, positively carried out 5G standardization in international organizations including the International Telecommunications Union, and successfully introduced multiple core technologies of China to be included in the international standard
- Launched the research of 5G key technologies, undertook R&D and test work of 5G key technologies, proposed a series of 5G key technologies, and made important breakthroughs on world-leading 5G key technologies
- Carried out 5G tests, cooperated with the China's national 5G advancement group to complete the first-phase 5G test work, carried on key technologies verification together with other industries and accelerated the preparation for commercialization of 5G products

5G system design was formally initiated through 3GPP conference held in November 2016. The 5G system infrastructure standard project led by China Mobile is one of the basic standards concerning the whole system design of 5G. Doctor Sun Tao of China Mobile Research Institute was selected as the only reporter of this project. This marks that 5G standard has entered a substantial stage and that Chinese corporates have played an increasingly important leading role in the research and standardization of 5G mobile communication technology in the world.

12

China Mobile Limited 2016 Sustainability Report
Co-creation of Big Connectivity

5G Joint Innovation Center of China Mobile

Compared with 4G, 5G is a new generation of communication technology developed specially for the Internet of Everything. Connectivity will be expanded from the communications industry to vertical industries through 5G, and 5G will not only be an innovation restricted to single field, but also an interdisciplinary collaborative innovation. In order to construct the industrial ecology of 5G cross-industry integration, China Mobile together with 11 partners formally established the 5G Joint Innovation Center of China Mobile in February 2016. By the end of 2016, 58 partners had joined, including 31 corporates from vertical industries.

The Joint Innovation Center has set up the central lab in Beijing, and regional labs in Qingdao, Chongqing and other regions. Supported by the capacity, testing environment and coordination mechanism provided by open labs, the Center can gradually carry out design and development of 5G technology, verification and optimization of key technologies as well as exploration and incubation of business model. The center has initiated 30 joint innovation projects, involving basic telecommunication capacity, Internet of Things, Internet of Vehicles and other fields. In the future, we will also cooperate with international organizations of the communications industry to expand the cooperation of the Joint Innovation Center and promote the results to the world.

Overall Objectives

- To promote full development of basic telecommunication capacity
- To incubate and integrate innovative applications and products
- To create an open and integrated industrial eco-system

Work Structure


Basic telecommunication capacity
Internet of Things
Internet of Vehicles
Industrial Internet
Cloud robot
Virtual reality/ Augmented reality
Open laboratory 1
Open laboratory 2
Open laboratory 3
……

13

Optimize Connectivity Service
In the Big Connectivity era, China Mobile is confronted with connectivity demand with larger scale, higher complexity and higher safety requirements. We have provided open platform service integrated with multiple tools and capacities for cooperative partners and a more efficient and accessible service response system for customers, in order to satisfy the customized demand of different stakeholdes by constantly expanding and optimizing our service system.
Propulsion of Capability Opening
In the era of Internet of Everything, not only should operators should construct infrastructure, but the pioneers and innovators along the whole industry chain should also join in it. We integrate telecommunication capacity, channel capacity and service capacity, and construct “3+1” capacity service system, to convert the capacity of operators into open capacity that can provide services for the whole society. This open capacity is offered to innovators and pioneers from all industries.
Telecommunication Capacity Open Platform
Based on the basic telecommunication capacity of China Mobile, we have integrated such traditional communication systems as voice, message and traffic into a new standardized cloud platform, and opened it up for cooperative partners and developers. Telecommunication capacity open platform has gradually expanded its ecosphere after a year of operation, and its cooperative partners had exceeded 51 thousand by the end of 2016.
OneNETPlatform of Internet of Things
The OneNET platform provides resources for developers of Internet of Things from three aspects including industry, technology and channel, so that developers can communicate with vendors of Internet of Things conveniently, utilize the computing, network and telecommunication capacity and resources of China Mobile to resolve technical bottlenecks and problems for rapid release and promotion of applications. By the end of 2016, OneNET platform had gathered nearly 30,000 developers, the number of access devices had exceeded 7 million, and 12 thousand applications of Internet of Things had been created.
Application scenarios
Super messages, cloud group call, multi-party conference, call ID reminder, etc.
Application scenarios
Intellectual agriculture, intellectual appliance, environmental monitoring, remote meter reading, industrial control, Internet of Vehicles, etc.
Telecommunication Capacity Open Platform Unified Authentication Platform “3+1” Capacity Service System OneNET Platform of Internet of Things Smart Home Gateway
Application scenarios
Phone number-based customer information authentication service.
Application scenarios
Unified control and management of digital equipment, video surveillance & control system, video entertainment, etc.
Unified Authentication Platform
We created an authentication platform based on unique phone numbers of customers, and customers can rapidly log in via one click without entering usernames and passwords while using applications to complete business operations. By the end of 2016, 65 million times of authentication had been carried out on the unified authentication platform each day on average.
Smart Home Gateway
We created the open platform based on smart home equipment and application, accessed and integrated three services including home communication, home entertainment and intelligent life, and realized the unified connectivity and service of smart home by using a phone on the client side. By the end of 2016, 21 corporates such as Huawei, JD and Xiaomi had intended to join the co-construction of mobile digital home ecosphere.
China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity 14

China Mobile Limited 2016 Sustainability Report
Co-creation of Big Connectivity

Enhancement of Service Response


channel centralization
channel specialization
online e-channel
online calling
external cooperation channel
online & offline
internal & external
offline sales team
offline entity channel
sales capacity
marketing capacity
service capacity
cooperative capacity

Enhancing service capacity by facilitating channel transformation

In 2016, we exploited the advantages of centralization and professionalization in respect of customer service to construct integrated service capacity and promote service efficiency. Furthermore, we established a customer-focused standardized service procedure, implemented cooperative service for front desk staff via backstage support under the site management principles of 5S (namely organizing, rectifying, sweeping, cleaning and quality) to improve the problem-solving ability of customer service.

In 2016, we received 1.797 billion hotline requests, equivalent to 3,400 customer service calls per minute; hotline connection reached 1.679 billion times, equivalent to 50,000 times of telephone service by each customer service staff member on average. More than 85% of customer service calls were answered within 30 seconds, representing an increase of 2.67 percentage points as compared with 2015. Satisfaction score of the Company's hotline service quality was above 85, continuing to be industry-leading.

On the basis of artificial intelligence technologies like natural language understanding and machine learning, we constructed China's largest intelligent customer interactive system in terms of customer scale. By the end of 2016, this system had been applied in the service of 6 unified national channels and 59 provincial channels, and the daily interaction had reached 1.3 million times.

Scan QR code to watch the story of a mother as a customer service staff.



▲ In Hubei, the Company constantly optimized the service procedure and provided considerate service for customers

15

China Mobile Limited 2016 Sustainability Report
Co-creation of Big Connectivity

Safeguarding Emergency Communication

Emergency communication is the powerful reflection and vigorous extension of network quality as society's lifeline, as well as an ability indispensible to maintain network advantages. In 2016, we created the assurance system of "Emergency Communication 2.0" to enhance the upper and lower linkage, inter-sector linkage and multi-professional linkage at times of emergency communication, and ensured the communication support for important incidents, rescue and relief work and other situations under the conditions of increasingly strict requirements, increasingly enhanced social attention and increasingly complex network. In 2016, we cumulatively completed 4,128 times of emergency communication support and dispatched 386,214 person-times of emergency communication support staff.

In 2016, we cumulatively completed

4,128

times of emergency communication support

We cumulatively dispatched

386,214

person-times of emergency communication support staff

Preparation for Emergency Communication


We built more than 1,500 super base stations against typhoon, earthquake, ice and snow, and flooding.
We continuously strengthened system construction in three aspects including organization and personnel, emergency plan and rehearsal, as well as meterials, equipment and means.
We made 4,880 pre-arranged plans for various kinds of emergency.
We divided the whole nation into six regions, set up 31 emergency communication bureaus in provincial subsidiaries, formed a guarantee mechanism with regional collaboration passing through five levels (longitudinal) including the Headquarter, Regions, Provincial subsidiaries, Prefecture-level subsidiaries and County subsidiaries.
We took a leading role in the ICT industry for the quantity and quality of our equipment.
We established an inter-department coordination mechanism stretching across four aspects including communication, materials and equipment, service and general matters.
We pioneered a four-tier response system of "red, orange, yellow and blue".

16

High-quality Network Support for G20 Summit
In September 2016, the G20 Summit was held in Hangzhou, Zhejiang. High quality mobile communication network support and service was an important factor for the smooth convening of the summit and had direct influence on whether the “Voice of Summit” could be smoothly delivered outward.
Since December 2015, China Mobile had initiated the construction of “Quasi 5G High-quality Mobile Network” in the supporting area of Hangzhou Summit within 212 square kilometers. With the deployment of the most cutting-edge 5G new technology in the supporting area, the average mobile communication network rate in the supporting area reached above 36.6Mbps, and that in important places reached 63.6Mbps, completely satisfying the voice and video transmission demand of participants and journalists of the Summit, and realizing zero incident, zero tampering of network and zero failure of the security system during the Summit. China Mobile’s Zhejiang subsidiary obtained the honor of Outstanding Collective for Zhejiang Province G20 Summit Service and Support awarded by the Ministry of Industry and Information Technology of China and was also the only communication operator at provincial level that got this honor.
By means of 4G and quasi 5G network of China Mobile, the progress of intellectualization and digitalization in Hangzhou has also been advanced, and various high-perception smart connectivity services have gradually been developed. For instance, we created the world’s largest LTE-V Internet of Vehicles in Yunqi Town to make communication transmission between vehicles faster. In addition, we also established the tourist behavior big data analysis platform in the West Lake scenic spot to anticipate the number of tourists, manage and set sightseeing routes and control crowded regions, thereby offering better sightseeing experience and service for tourists.
“Your company has provided full signal return transmission for news reports of our station by relying on 4G+ mobile communication technology. The whole transmission and live broadcast with stable images, smooth signal, excellent safeguarding capability and friendly support personnel have greatly supported our successful news report work.”
—— CCTV
In Zhejiang, the technology team of China Mobile provided network support for the G20 Summit
China Mobile Limited 2016 Sustainability Report Co-creation of Big Connectivity17

Strengthen Connectivity Application
Our daily lifestyle has been profoundly changed by information applications. Our work and life are going through a digital transformation in a rapid way. China Mobile is devoted to the innovation and research of rich mobile Internet applications, penetration into vertical industries and emerging fields, and promotion of social digitalization with informatization, thus making work more efficient and life better.
China Mobile, a Good Companion of Your Day
Scenario: start the day in the morning
Migu Music:
start your day in the sound of music and light up your good mood
And-video:
watch live news and obtain latest information while making breakfast
Scenario: on the way to work
And-map:
check real-time traffic status to save time and energy
Internet of Vehicles:
obtain real-time vehicle condition information and ensure safety in driving
Scenario: relax at a cafe after work
Scenario: after getting home at night
MIGU Reading:
open your unfinished book and read it while drinking coffee to relax yourself peacefully
And-wallet:
take out your mobile phone and put it close to the POS machine, and complete payment instantly
And-health:
use intelligent devices to check your parents’ health conditions, to find out disease signs for treatment in time
And-education:
help children get more suitable learning resources and interact with teachers at any time to make learning more interesting
China Mobile Limited 2016 Sustainability Report
Co-creation of Big Connectivity

“Five-in-one” Smart Kitchen Waste Supervision
As people’s living standard improves, food safety and environmental protection issues induced by kitchen waste have become increasingly prominent. It has been an urgent problem for the regulatory bodies about how to enhance the supervision on the whole process of collection, clearing and disposal of kitchen waste and calculate the quantity of disposed kitchen waste in a scientific way.
In Guangxi, we collaborated with Nanning Municipal Government to jointly construct the “five-in-one” smart kitchen waste supervision platform to realize the whole process supervision of kitchen waste disposal via informatization.
Source management: install monitoring equipment at fixed waste collection spots of pilot catering corporates, rapidly obtain readings from special kitchen waste collection bins with the terminals of Internet of Things, and promptly deploy vehicles nearby online for collection and transportation. Install liquid level sensors at gutter oil pools, obtain and transmit the storage quantity of gutter oil in real time to prevent secret transporting and reselling by unscrupulous merchants.
Collection and transportation management: install in-vehicle cameras in kitchen waste collection and transportation vehicles to conduct real-time monitoring, snapshot and positioning for vehicles in motion through 4G network and retain evidence for unlawful acts of throwing, leaking, dripping and spraying.
Disposal management: install video monitoring tools in disposal workshops to monitor the in-coming and pouring conditions of vehicles at waste disposal spots in real time and ensure that all the waste can enter final disposal.
The “Smart Kitchen Waste Supervision System” realized an integrated management for the whole process from production to disposal, and was listed as the key project of “People-oriented Program” of Nanning Municipal Government in 2015.
“Leleyi”, Creation of New Handheld Medical Treatment Channel
With the release of Healthy China 2030 Plan, a health information service system has become an important way to promote China’s medical service level and quality. The integration between medical and healthcare industry and informatization will be further upgraded, and information technology will become a significant driving force of China’s medical reform. In Sichuan, we created the “Leleyi” handheld health management platform integrating health consultation and post-diagnosis visits by cooperating with Huaxi Center of Medical Sciences of Sichuan University, to supplement the traditional medical model through “Internet+” means.
Patients can inform doctors of their conditions via image-text, voice, telephone and other means before appointment, and realize pre-diagnosis consultation and accurate triage according to the service model of “minor illness in community, serious illness in hospital and recovery back to community”. This model reduces the medial costs of patients, and also improves the use ratio of doctors’ fragmented time and enhances the supply of medical resources.
After diagnosis, the “Leleyi” platform also provides two-way communication channels between doctors and patients and between hospitals. Doctors can send treatment schedules and rehabilitation programs to patients on time. Patients can upload his further consultation reports remotely, advancing the efficiency of post-diagnosis visits and transfer treatment.
By the end of 2016, “Leleyi” had covered 5,000 doctors of Huaxi and 2.6 million users, and daily average consultation exceeded 2,000 person-times. Compared with the traditional medical model, the online inquiry model can save most long-distance transportation expense, accommodation expense, local travelling fee, cost of lost labor and other costs, which can reduce 1/3 of medical costs. In remote poverty-stricken areas of Sichuan, “Leleyi” also broke the three barriers of economy, information and distance in the previous medical model, laying a new channel for medical treatment.
“It is a groundbreaking initiative and deserves great support that young doctors of Huaxi Hospital are changing the traditional Chinese way of seeking medical advice and practicing medicine through ‘Inter net+’ medical treatment!”
—— Li Weimin, Director of Huaxi Hospital
China Mobile Limited 2016 Sustainability Report
Co-creation of Big Connectivity

China Mobile Limited 2016 Sustainability Report

Co-creation of Big Connectivity

"4G Village Doctor Plarform", a Handheld Assistant for Village Doctors

In the past:	At present:
A village doctor serving about 800 villagers on average would be always busy from morning to night and from outpatient service to follow-up visit, and only gained a little quiet time at night to read the thick medical book by lamplight.	Can utilize fragmented time to acquire medical knowledge on cell phone rather than read thick books at night.
The doctor attended the yearly training in the county and realized that the doctor sitting next to him was the village doctor at the neighboring village. The two of them tried to keep in touch with each other, but only managed to see each other in training classes.	Can effectively communicate with 30,000 village doctors over the whole province by cell phone if communication with peers is required.
Then there came a fierce knock on the door before daybreak, and the doctor got up in a hurry and found that the patient outside was in a critical condition. The doctor diagnosed quickly, found that the illness was one he had never seen, and hurried to hospital together with the patient immediately. Luckily, the patient survived.	Can conveniently make a reservation of the diagnosis and treatment resources of the grade-A hospitals in case of any difficult diseases.
Not until hearing "Congratulations" from everyone did the doctor know a baby was born in a family. The doctor inquired about the date of birth, calculated the date of vaccination injection, and then carried his medicine box to conduct follow-up checks for the newborn and the lying-in woman.	Can actively provide services based on real-time information of newborns and lying-in women and their vaccination history on cell phones, rather than passively conduct follow-up visits for newborns and lying-in women only when prompted.
It would take at least 3 days to send a file or work plan from province to county and then to village.	Notices are issued via cell phone, and files are sent timely, greatly improving working efficiency.

In Shanxi, we developed "4G Village Doctor Platform" in response to difficulties faced by village doctors, and helped 30,000 village doctors raise their professional level, deal with difficult diseases and serve pregnant and lying-in women, effectively narrowing the digital divide of medical care.

"Our old-generation village doctors are mostly not well-educated, but as the world is changing so fast, I also begin to learn via this app to keep abreast of medical advancements."

——Village doctor Zhao Zuoping of Taohongpo Town, Jiaokou County, Lvliang City, Shanxi

20

Intelligent Grazing System
According to the “13th Five-year Plan for National Agricultural and Rural Informatization Development” released in September 2016, by 2020, “Internet+” modern agricultural construction will have made prominent progress, agricultural and rural Informatization level will have obviously improved, comprehensive and in-depth integration will have been made among information technology and production, operation, management and service of agriculture, and Informatization will have become the leading force to innovate and drive modern agricultural development.
Alxa League in westernmost Neimenggu has long been praised as the “Hometown of Camels”. On the desert of 84,000 square kilometers there live more than 2,000 camel pastoral households, and the breeding stock of camels reaches 100,000 which accounts for 1/3 of all camels of the whole nation. Pastoralists pasture camels by means ranging from camel-riding to motorcycling and driving. The cost of pasturing for each pastoralist is as high as nearly RMB40,000 per year.
In 2016, we developed a special intelligent grazing system for local pastoralists by using the existing mobile telecommunication network with extensive coverage. By putting solar necklets equipped with global positioning system tracker around camels’ neck, pastoralists can observe the grazing condition remotely on cell phones to monitor the location of herds and prevent them from entering other pasturing areas or dangerous areas. If the speed detected is abnormal or a herd goes beyond the grazing range, the system will promply alert pastoralists. The system can also monitor and store such information as temperature and humidity of grassland environment, herd movement speed, longitude and latitude to realize “Intelligent and Scientific Grazing”.
Intelligent grazing system can be applied to not only camel grazing, but also the management of livestock such as cattle, horses and sheep. According to estimation, intelligent grazing system can save nearly RMB 50,000 grazing and accidental loss cost for pastoralists per family.
Big Data to Assist Urban Intelligent Management
In Chongqing, we provided systematic support for public administration departments via big data service, and helped the government, corporates, public institutions and citizens to enjoy new services based on new connectivity.
Travel safety enhancement: transport hub real-time monitoring system based on big data analysis can provide real-time human traffic data at crowed places such as urban squares, railway stations and bus stations, and help relevant department to evacuation and crowd control.
Flood season safety safeguards: collect and analyze geological and hydrological data in real time to conduct monitoring, forecasting and emergency rescue for serious geological disasters and water accidents. The system can customize analysis dimensions such as observation area, early-warning threshold, early-warning object and analysis feature, and inform government departments of disaster location and quickly disseminating guidance instructions via automatic early warning.
Social security maintenance: help public security departments customize community service content and further information for police dispatch, and send more than 10 million public security service messages to enhance self-protection consciousness of the general public.
Intelligent government administration support: provide analysis and research result based on big data for relevant government departments to reflect the development results of five functional areas, analyze the trend of intra-regional population movement and support scientific decision-making and intelligent policymaking of the government.
Transportation planning service: help traffic management department analyze the urban taxi market, and the development and demand condition of online car-hailing market, provide support to the government to evaluate public transport supply and demand and formulate transportation planning, and realize urban energy conservation and emission reduction.
Smart livelihood service: deeply trace social hot issues via big data, push and publish analysis on hot issues with public attention and provide smart life information for citizens. 29 issues on special reports have been released, and the readership of each issue reached 760,000 person-times.
“Data service blueprint of China Mobile will develop with increasing depth and breadth across all industries with unlimited potential by taking China Mobile as the central node.”
—Chongqing Transport Planning Institute
China Mobile Limited 2016 Sustainability Report
Co-creation of Big Connectivity

Co-sharing a
New Future
Sustainability Context
A series of social development topics and targets are set in China’s National Plan on Implementation of the 2030 Agenda for Sustainable Development, including ensuring that over 50 million rural people in poverty under the existing Chinese standards will be lifted out of poverty by 2020, promoting the fairness and accessibility of basic medical and health service, driving the educational informationization, accelerating the mass entrepreneurship and innovation and reinforcing the environmental protection and ecological construction by adhering to the important driving force of coping with climate change.
Chinese government states that, efforts should be made to establish and implement the development concept of innovation, harmonization, green, openness and sharing firmly and practically. It is a profound reform that relates to the whole development situation in China. New requirements have been put forward for paying attention to the overall sustainable development of stakeholders and society in the pursuit of commercial value for the corporates.
For the strategic vision of “to become a global leading operator in innovative digital services”, China Mobile will, on one hand, stick to the innovation-orientedness, stimulate the innovation potential of all the people and form an open and win-win industry ecology; on the other hand, it will support philanthropy by means of targeted poverty alleviation and help to narrow the development gap; reduce the energy consumption and carbon emission, take the road of green development and create a more prosperous and sustainable development social ecology while improving its own development quality.
Our actions
To pay close attention to poverty alleviation and rely upon the technology of “Internet +” to assist the government at all levels to realize the targeted poverty alleviation
To create the incubation service and platform for the “mass entrepreneurship and innovation”, motivate the innovation and entrepreneurship enthusiasm of employees, boost the improvement of position capability among employees and release the organizational vitality
To establish a new philanthropy platform that is widely participated and encourage stakeholders to jointly take part in the philanthropy activities including the poverty alleviation, education and medical assistance
To practice the “Green Action Plan” continuously, strengthen the energy conservation management from the source and assist the society in reducing the environmental pollution by developing environmental protection information application
Our 2016 Achievements
A system platform designed for the targeted poverty alleviation has been created and applied in six provinces to improve the local poverty alleviation efficiency
The Company has selected 51 employees teams for innovation and entrepreneurship to station in the “And-Creation Space”
The Company has newly built and renovated 27,000 “five kinds of small places” (small canteen, small rest room, small bathroom, small activity room and small library) and benefited more than 300,000 employees
Over RMB 115 million has been invested in the project of the “Blue Dream” to train 92,532 principals for the rural primary and secondary schools in central and western China and donate 2,310 China Mobile Libraries and 1,760 multimedia classrooms accumulatively
The “Heart Caring Campaign” has provided 33,417 children in poverty with free congenital heart disease screening and offered the free treatment to 3,633 children in poverty diagnosed with congenital heart disease cumulatively
Overall energy consumption per unit of information flow within the year has been decreased by 36% by implementing the “Green Action Plan”
Our 2017 Efforts
To make use of the system platform designed for the targeted poverty alleviation to drive the targeted poverty alleviation and assure the appropriate connection between social resources and demands of low-income family
To optimize the innovation and entrepreneurship service platform, stimulate the innovation and entrepreneurship enthusiasm of employees and encourage the employees to show creativity at their own positions
To train 11,000 principals for the rural primary and secondary schools in central and western China, donate 270 multi-media classrooms and treat about 860 children in poverty diagnosed with congenital heart disease within the year
To further reduce the environmental impact caused by company operation and assist the customers in minimizing environmental footprint by means of low-carbon ICT service
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Annual
Focus
Giving an Impetus to Targeted Poverty Alleviation
Targeted poverty alleviation has been a major task for the economic and social development during the “13th Five-Year Plan” in China. For the past years, China Mobile has been actively practicing the partner assistance and fixed-point poverty alleviation and helping to improve the economic and social development conditions and living standard of the people at the assisted regions. With the popularization of information infrastructure and gradual implementation of network services, we have made use of “Internet+” technology and informatization service to realize targeted poverty alleviation based on the resource feature and development situation of the assisted areas and further assisted in resolving the poverty issue in recent years.
From 2002 to the end of 2016, the parent company of China Mobile has invested over RMB 380 million in the partner assistance and fixed-point poverty alleviation cumulatively. In 2017 and 2018, the parent company plans to continue to input RMB 85.36 million, implement 29 partner assistance and fixed-point poverty alleviation projects and carry out the infrastructure construction and people’s livelihood assurance projects persistently.
In Jinzhai county of Anhui province, our employee instructed the seniors in the village how to use the telecommunications products
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Targeted Poverty Alleviation Platform: with a View to Attaining “Four Targeted Objectives”
In 2016, in response to the request of relevant government departments, we have established a targeted poverty alleviation platform based on the core of Internet and big data technology according to the practical flows and difficulties in the current poverty alleviation with a view to attaining “four targeted objectives”: targeted identification, matching, assistance and control.
“Targeted identification”: the platform allows the management personnel to know thoroughly, summarize and conduct statistics of the poverty alleviation organizations, low-income families, poverty-stricken population and its poverty reason, working conditions and educational levels clearly and create the poverty alleviation files.
“Targeted matching”: assist in the “targeted matching” between people in charge of poverty alleviation and the recipients to establish the assistance relationship.
“Targeted assistance”: connect the assistance demands of the recipients and relevant poverty alleviation projects led by the government, make the demand information open to the public, and connect the demands of low-income families to the corresponding solutions.
“Targeted control”: the platform furnishes the monitoring and management mechanism for the targeted poverty alleviation project. For the front-line poverty alleviation personnel, the platform allows them to know about the poverty alleviation policy, record and summarize the daily assistance work, follow up the poverty alleviation project accurately and inquire the project and poverty alleviation progress in real time. The platform also provides the government with a chance to summarize the poverty issues within its jurisdictional areas in time and adjust the direction of poverty alleviation work.
Currently, six provinces and seven cities including Henan, Hunan and Yunnan, have connected to the platform system, connecting 72,716 poverty alleviation cadres and 2,087,778 impoverished people.
At present, there are 457 poverty villages and 201,000 impoverished people in Puyang, Henan Province. Since many industries and sectors are involved in the targeted poverty alleviation, people in charge of poverty alleviation at different levels should coordinate closely and poverty alleviation efficiency needs to be further improved. Therefore, Puyang is always seeking a suitable tool to increase the targeted poverty alleviation management capability. After nearly one year of development and application, the targeted poverty alleviation system has managed 201,418 impoverished people in Puyang and the number of people in charge of poverty alleviation work is 21,243, and the poverty alleviation projects and cases that are released cumulatively are 680 and 1,383 respectively. The targeted poverty alleviation system has also been recognized by relevant government departments including the National Audit Office and the State Council Leading Group Office of Poverty Alleviation and Development. Moreover, it is also selected as the project of “constructing one hundred important projects and cultivating one hundred important corporates” themed by network poverty alleviation and sponsored by the Office of the Central Leading Group for the Cyberspace Affairs and granted with the prize of “Top Ten Targeted Poverty Alleviation Cases for the E-commerce in 2016” from People.cn.
In the next, the targeted poverty alleviation platform developed by China Mobile will further release its capability, incorporate more high-quality resources into the system, promote Puyang targeted poverty alleviation case associated with informatization into other provinces and cities nationwide gradually and better boost the efforts to crack down the poverty.
“Now I can visit and know about the conditions of low-income families at any time and record the poverty conditions. Such record is updated by the platform in time, thereby saving considerable manpower, material and financial resources.”
—Zhao Zhen, cadre in charge of poverty alleviation in Taiqian County, Puyang
We assisted local waxberry farmer in broadening sales channel in Anhui province
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Employee ·
New Growth
Innovation is the critical success factor for China Mobile to implement the strategy of the “Big Connectivity”. Each innovation is derived from the solid knowledge and skill reserve as well as perseverance and efforts of employees when encountering a flash of insight and having a try relentlessly until it is successful. In the era of mass entrepreneurship and innovation, it is our responsibility to provide the convenience for the innovation and entrepreneurship. As a consequence, we have established the “mass entrepreneurship and innovation” incubation service platform inside the company, assisted the employees in cultivating and perfecting the innovative achievements and then realizing the growth value.
During the “13th Five-year Plan”, China Mobile plans to input the special fund of
1
billion yuan on “mass entrepreneurship and innovation”
We plan to incubate
600
innovative and entrepreneurship project teams
Stimulate Innovation Vitality
During the “13th Five-year Plan”, our parent company plans to input the special fund of 1 billion yuan focusing upon the development of “mass entrepreneurship and innovation”, creating the characteristic “And-Creation Space”, incubating 600 innovative and entrepreneurship project teams, establishing the staff involved incubating innovation mechanism featured by “crowd innovation, crowd sourcing, crowd funding and crowd evaluation” and bringing the broad dream space and realization route for the employees and vast entrepreneurs.
In June 2016, the “And-Creation Space” of China Mobile was officially established in Hangzhou, in a bid to provide the Company’s entrepreneurs with relaxing and comfortable working environment and high-quality service. All the employees of the Company can apply for the creative projects by themselves through the platform of “mass entrepreneurship and innovation”, establish a team and initiate the crowd funding. After the first call-up of the “mass entrepreneurship and innovation” was released, it has been widely concerned and participated by the Company’s employees. Currently, the number of users of the “mass entrepreneurship and innovation” platform has reached 135,000 and 51 teams have stationed into the “And- Creation Space”.
Action
1 Build three-dimensional online and offline platforms
2 Establish the brand new achievement transformation mechanism
3 Create the innovation and entrepreneurship culture involved with all employees
4 Open resources to prosper the sharing ecology
A “mass entrepreneurship and innovation” team was holding a roadshow in “And-Creation Space”
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Let the Heart Fly and Set Sail for the Dream
“Until that moment, we haven’t eaten anything for 20 hours, nor had a rest for 51 hours, nor taken a shower for 72 hours, nor stepped out of the hotel for 168 hours. Despite of the suffering process, it is lucky to be with a group of colleagues showing mutual trust and taking care of each other, fighting for the same objective!”, expressed by Zheng Huang, leader of the “Mood Butler” team taking part in the second self-development contest staged by the Company, when being informed that the team was allowed to join in the “And-Creation Space” successfully.
The “mood butler” collects user’s mood data via sensors and then controls the mobile intelligent terminals, and devices of Internet of Things and Internet of Vehicles to improve user’s mood. Zheng Huang and his partners wished to incorporate the artificial intelligence into the life of common people by the “mood butler”, and realize the human-computer emotion interaction. “Since the formation of the ‘mood butler’, I am often moved and inspired and it is really enjoyable to strive and collaborate with my partners. Leaders and other colleagues of the Company also provide us with the maximum care and assistance, making us feel valuable, even if we are exhausted”. The touching story of Zheng Huang when joining in the self-development contest of the Company is an epitome for the vast employees involved in the “mass entrepreneurship and innovation”.
In July 2016, the Company staged the second self-development contest themed by “Network Operation and Maintenance and Big Data Application” and received 354 creative project applications. After several rounds of assessment and evaluation, 22 teams had become qualified for the intermediary contest and undergone the relevant processes including the lamp lighted by the mentors at site for the finals, one-minute team speech for soliciting the votes and concentrated discussion among the mentors. In the end, 2 golden prizes, 4 silver prizes and 7 bronze prizes were determined. These project teams were qualified for stationing into the “And-Creation Space” successfully.
Maker’s Marathon Themed by the “Internet of Everything”
On December 16, 2016, 23 hardware maker teams embodying the idea of “Internet of Everything” started 48-hour Maker’s Marathon at the southern base of China Mobile. They stood out from 54 excellent maker teams and were required to use their infinite imagination and finish the complete development process within specified 48 hours, including the works design, software and hardware development, Demo test and results submission. Under the supervision of 10 influential venture and incubator guests, they had devised the proudest creative works.
On December 19, after the voting by audiences and judges at site, the Doracmon team committed to transforming the beautiful fairy tale in the imagination of children into reality won the first prize while No. 1001 3D printing intelligent manufacturing team from Nanjing and Small Fish team of intelligent aquarium won the second prize at the same time. The first-person perspective detection robot researched and developed by the Big Hero team of University of Electronic Science and Technology of China in Chengdu obtained the optimal bravery prize. They have not only acquired the awards and opportunity of entrepreneurship support from the investors, but also showed the ambition and capability of Chinese makers to change the world.
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Optimize the Development Mechanism
Gradual improvement of employee’s capability is the continuous driving force for the corporate innovation development. In order to satisfy the development demands of employees and adapt to the urgent demands of building a team of medium or high-end talents, core backbone talents and new talents in the course of the Company’s transformation development, the Company has further optimized the overall training management mechanism and incentive management system.
Innovation Incentive Management
In order to reinforce the integrity of core backbone talents for the company, China Mobile (Shenzhen) Limited has carried out the “Employee development and incentive project based on the position and competency”, established the job value management system for the core jobs and talents, the career development channel and qualification capability system based on the IT talents assessment as well as broadband compensation system, motivating the core backbone talents effectively.
In 2015, this project had benefited 76 backbone talents and the resigned rate of motivated backbone employees was reduced to 5%, thereby creating the economic benefits of approximately RMB 10.95 million. In 2016, the number of motivated backbone talents was further increased to 146 and the resigned rate further dropped to 4%. This project was awarded the second prize of the “Modern Innovation Achievement for the 13th Telecommunications Industry Corporate Management Contest”.
Optimal Position Practice Sharing Contest
In order to encourage the employees to strengthen the internal cooperation and sharing, the Company has staged the “Optimal Position Practice Sharing Contest”. Focusing upon four fields of network technology, 4G marketing, digitized service and team management, the contest received more than 3,000 excellent cases inside the company and a total of 0.22 million employees took part in the online voting for the optimal practice, with the total number of votes exceeding 4 million. After the primary election, intermediary election, assembled training and finals at site, the Company explored the optimal position practice in depth, promoted and applied those practices within the Company. We have established a platform for the employees to share and learn from the excellent experience by means of boosting the training in the contest, and stimulated the employees’ capability development effectively.
The selected players of the “Optimal Position Practice Sharing Contest”
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Caring for Employees’ Health
Caring about the physical and mental health of the employees and helping them to balance the work and life are the important methods to improve the satisfaction and sense of belonging for the employees effectively. Since the year of 2015, the Company has carried out the physical and mental health improvement activity themed by the “Happiness 1+1” covering nearly 300,000 employees of the whole company.
The Heart-warming Project of “Five Smalls”
In order to further improve the working environment and living condition of front-line employees and increase the satisfaction of employees, the Company has conducted the heart-warming project of “Five Kinds of Small Places” designed for the employees of China Mobile (including small canteen, small rest room, small bathroom, small activity room and small library). In 2016, the funds input by the Company for constructing the “five smalls” reached RMB 0.37 billion and the number of “five smalls” that were newly constructed is over 27,000 and transformed and employees benefiting from it directly were over 300,000.
With regard to the development demands of ethnic minority autonomous region, the Company has invested RMB 2.99 million on improving the production and living conditions for the local units and front-line employees and provided the condolence payments of RMB 0.8 million to 15 provinces for which at least level IV disaster relief emergency response was initiated by the National Disaster Relief Committee and the Ministry of Civil Affairs so as to support the local production and life resumption after the disaster.
In Sichuan, we held Fun Games
In recent years, the Company sticks to the implementation of the Employee Caring Project and Employee Assistance Program (EAP) and guides the employees to “work passionately, live in a healthy manner and grow happily”. From the pilot work in 2005 and full implementation in 2006 up to now, the Company’s EAP program has reaped the important practice and management experience in improving the psychological capital of employees, organizational performance, crisis intervention and mental health and played an active role in balancing the work and life for the employees. In the past ten years, the Company has trained 3,010 EAP specialists and built 114 places like decompression rooms and caring rooms. The EAP program has covered our headquarters and 31 provincial subsidiaries of more than 300,000 employees.
In Fujian, the employees showed their elegant appearance
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

“Three Nots”, Providing the Employees with More Care and Guarantee
CM Tietong pays attention to the health and life of employees with financial difficulty continuously and perfects the system of “Three Nots” gradually, namely not to let an employee diagnosed with serious illness unable to receive healthcare treatment, not to let the children of any employee with financial difficulty unable to receive education, and not to let any employee live below the low-income level. In 2016, CM Tietong spent RMB 10.72 million for the “Three Nots” project, increased the daily assistance to employees with special or serious financial difficulty, re-created and perfected the files of employees with financial difficulty through special investigation so as to improve the accuracy of assistance furnished to such employees.
“Heart-warming” Project
In Jiangxi province, we have explored and implemented the “heart-warming project”, created the “Heart Room” which was designed for employees to relieve physical and mental pressure, and established an open employee psychological counseling interaction platform named as the “Heart Tea House”. The platform provided six columns, including the health collection (popularization of psychological health knowledge), esoterica for the peace of mind (skills and knowledge relating to the mentality adjustment, pressure relief, emotion management and intellectual superiority), ways to read the mind (self-psychological test), mental acoustic shielding (film and television platform for the psychological education), release of heart (an open interactive platform) and heart-to-heart room (one-to-one interactive platform), which assisted employees in mastering the methods of self-mental regulation. In addition, we have also recruited psychological experts or invited certified psychological consultants inside the corporate regularly to perform one-to-one communication with employees and release their psychological pressure. Besides, we have also carried out a series of projects successively, such as “Pioneers in Practicing the Corporate Culture”, “Outstanding Staff of Honor”, “Innovation Studio for Model Workers”, “Optimal Management Team”, “Striver Prize”, “Annual Top 10 Satisfactory Events for Employees” and “Honor Halls for Employees”, in an attempt to fully recognize and affirm employees’ value and encourage development of employees.
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Community · New Development
The year of 2016 is the 11th year for “China Mobile Blue Dream Education Aid Plan” and the 6th year for “Heart Caring Campaign-Aid for Children in Poverty with Congenital Heart Disease Program”. A series of strategic charity programmes performed by China Mobile Charity Foundation have already been on the track of sound growth, benefiting more and more people in need of assistance gradually. Meanwhile, by accelerating the popularization and promotion of voluntary service culture among the employees, we have built the good atmosphere of caring for and giving back to the community so as to drive the new development of community.
Philanthropy Action
The “Blue Dream” on the Road
Due to historical reasons and limitation of economic development level, rural primary and secondary schools in central and western China have been troubled by poor faculty and deficient education infrastructure. In 2006, “Blue Dream Education Aid Plan“ was initiated by China Mobile in collaboration with the Ministry of Education and the China Education Development Foundation. Starting from the improvement of teaching condition and management level of rural primary and secondary schools in the poor regions in central and western China, the project has been aimed to promoting the development of basic education in the rural areas by supporting the construction of educational infrastructure in the central and western regions, reinforcing the training of principals and faculty and donating China Mobile Libraries and multimedia classrooms.
The project has allowed many principals and teachers in the central and western regions to have access to advanced teaching means and management methods and provided these schools with richer informatization teaching tools and equipment, thereby improving the teaching level.
By the end of 2016, cumulatively, the amount of RMB 115 million had been put into the “Blue Dream” project to train 92,532 principals of rural primary and secondary schools for 23 provinces (districts and cities) in the central and western regions and Xinjiang Production and Construction Corps and donate 2,310 China Mobile Libraries, over 4.47 million books and 1,760 multimedia classrooms of China Mobile. The project was granted the prize of “Optimal China Practice for the UN Global Compact” in 2014 and awarded nomination for the “Most Influential Philanthropic Project” of the China Charity Prize in 2010 and 2015. In the future, China Mobile will continue to weave the “Blue Dream” of knowledge for the rural children and help them to light up the golden life and hope.
“Principal training activity arranged by China Mobile provides a chance for the principals of rural primary and secondary schools to communicate with experts or scholars at the forefront of education, feel the new educational atmosphere and receive brand-new ideas. Besides, it also allows us trainees to be deeply inspired from the educational theory to the school management mode, or from the social etiquette to the overall urban-rural development, thereby creating enlightenment for the future school management, education and teaching and benefiting a lot from it.”
—Yang Jianjun, principal of Bozi Primary School, Tongnan County, Chongqing
The “Heart Caring Campaign” Never Stops
China Mobile Heart Caring Campaign has been designed for the children in poverty with congenital heart disease. Started in August, 2011 for the first time, this project was aimed at assisting the children located at remote area and suffering from family poverty in screening congenital heart disease for free and providing the children diagnosed with congenital heart disease with free surgical treatment. By the end of 2016, China Mobile Heart Caring Campaign had covered 8 provinces, namely Neimenggu, Henan, Liaoning, Shanxi, Qinghai, Ningxia, Guangxi and Hebei, provided 33,417 children in proverty with free screening and provided free surgical treatment to 3,633 children in poverty diagnosed with congenital heart disease cumulatively. Besides, the total number of voluntary service furnished by employees of China Mobile in the project had reached 4,500 hours cumulatively.
The employee volunteers in Henan Company read books with the children
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Run for Thousand Miles to Spread Love Around the World
In recent years, running is widely popularized as a kind of emerging life style among the people of different ages. “Myrunners” App designed by MIGU Company of China Mobile for the people fond of running emerges at the right moment. The so-called “Myrunners” is to establish a charity platform that can be participated by all the people while structuring the all- dimensional sports scene consisting of online app and offline events. Its purpose is to carry out the volunteer activity during running, benefit others while keeping fit.
On May 28, 2016, the three-month activity of the “Happiness 1+1 Migu Healthy Travel” of China Mobile was kicked off in Beijing and participated by 60% of the Company’s employees by the end of 2016. The cumulative running length of all the participants throughout the country reaches 6.92 million kilometers, thereby making it the running activity featured by the most participants and widest coverage area in China.
The charity program of “Running for Love” cooperated by Myrunners and Shanghai Pudong Development Bank combines the charity and sports and diverts people’s attention to the charity activity from the mobile phone screen. If a user takes part in the “Running for Love” activity and runs for 10,000 kilometers cumulatively, Shanghai Pudong Development Bank will bear the operation fee of 1 child diagnosed with strabismus. The cumulated number of participants in the activity and movement mileage is 310,000 person-times and over 3.9 million kilometers respectively. A total of 332 children diagnosed with strabismus have received the operation fee donation.
Migu Myrunners held a marathon charity program
By the end of 2016, the number of charity foundations stationed into Myrunners platform was more than 40 and the number of people involved in the charity activity reached 1 million. In the future, Myrunners will proceed to promote the “Happiness 1+1” activity mode for different industries. In 2017, the number of corporates and running teams stationing into it is expected to exceed 2,000 and 20,000 respectively. Meanwhile, we will also further optimize the charity platform, innovate the charity plate and explore an optimal method to integrate sports with philanthropy.
“Myrunners” Made Substantial Achievements
Developed over 18 million Myrunners users
1 million people involved in the charity activity
Donated more than
5 million yuan
Donation
Mileage
87.36 million kilometres of running equivalent of circling the earth 2,184 times
Over 40 charity foundations stationed into the platform
Foundations
Events
Held over 40 events
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Voluntary Service
By the end of 2016, China Mobile had 131,000 registered volunteers and the total number of service hours in 2016 reached 502,000.
In Heilongjiang, the employee volunteers carried out voluntary service at the station
Philanthropy stars of China Mobile
Hu Guoqing
(Chizhou Shitai Branch Company,
Anhui Company, China Mobile)
As a common engineering employee, Hu Guoqing is engaged in the network maintenance for more than ten years and works at the frontline of network maintenance. On July 3, 2016, Chizhou Shitai was hit by torrential rains, leading to several geological disasters. Hu Guoqing, although injured, was still busy in the frontline of emergency rescue and remained on duty for 24 consecutive hours.
Besides his own work, Hu Guoqing is also committed to voluntary service. From 2010, he led many young volunteers inside the Company to establish the “Mobile volunteer squad for learning from Lei Feng in Shitai Branch Company” and took part in diversified voluntary service for over 150 times cumulatively in the past 6 years.
Liu Li
(Shandong Branch Company, China
Mobile Online Services Co., Ltd)
Liu Li is a backbone employee of the voluntary service team in Shandong Branch Company, China Mobile Online Services Co., Ltd. She has actively fulfilled the duties, established complete organizational system for the voluntary service team, revised and perfected the management methods and established the long-term and effective contact mechanism with different entities. As a backbone member, Liu Li often takes a lead in taking part in the front-line activities with her enthusiasm for the volunteer service. From the beginning of 2015 up to now, she has organized free blood donation publicity activity for over 10 times and the cumulative number of volunteer service hours is 93.5 hours and organized the free blood donation activity for twice and emergency blood donation for 4 times. In March, 2016, she joined in the China Marrow Donor Program (CMDP) voluntarily and guided 5 volunteers to join in it at the same time.
Zhang Hongsheng
(Shijiazhuang Jingxing Branch Company,
Hebei Company, China Mobile)
Zhang Hongsheng never says “No” in the work, nor bow to difficulties. On July 22, 2016, in order to connect the network again as soon as possible, he grabbed the optical cable, struggled to swim in the flood by putting life at risk and guaranteed the operation of Kulongfeng base station successfully. In the daily life, he also takes part in the charity activities organized by the provincial or municipal companies and county governments, shows concern for the employees with financial difficulties and donates money or goods to solitary elders or children in proverty in the county.
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Environment · New Ecology
Since “lucid waters and lush mountains are invalicable assets”, the new green and low-carbon development mode has already become one of the main melodies for the economic and social development in China. In 2016, we have further collated and publicized the China Mobile Environmental Management Policy and come up with two environmental management objectives clearly: namely reducing the environmental impacts caused by our operation and production of relevant parties on the value chain and assisting customers in minimizing environmental impacts through low-carbon ICT business. Guided by it, we will further promote the “Green Action Plan” continuously, develop eco-friendly information applications and build the “New Ecology” characterized by clear water and blue sky with society collectively.
Promote the “Green Action Plan” and Cope with Climate Change
Based on the emission reduction target proposed by the Chinese government, namely “Greenhouse gas emission in 2020 will be reduced by 40%-45% when compared with that in 2005 while water consumption, energy consumption and carbon dioxide (CO2) emission per unit of GDP is decreased by 23%, 15% and 18% when compared with that in 2015 respectively”, we have worked out the Special Planning for the Energy Conservation and Emission Reduction of the “13th Five-year Plan” in 2016 and come up with targets of energy conservation and emission reduction in 2020 clearly. We also endeavor to realize that the amount of CO2 emission reduction caused by our low-carbon business is 10 times that of our own CO2 emission.
In 2016, we have implemented the “Green Action Plan” continuously, reinforced the full life cycle management, incorporated the energy conservation and emission reduction into different segments of departments and project management in our operation, intensified efforts to promote the energy conservation and emission reduction standards and measures, boosted the application of mature energy conservation technology relating to telecommunication equipment, refrigeration, power source and buildings, and created the green data centers and green base stations. The Company focused on the energy conservation and emission reduction of the “whole process, all segments and all staff” to cut costs and boost efficiency of the Company by reinforcing the energy conservation at the network source, extending the application of energy conservation, conducting the benchmarking and closed-loop management, and optimizing the examination of energy conservation and post evaluation. The overall energy consumption per unit of information flow and per unit of total telecommunication business volume was reduced by 36% and 29% respectively when compared with that at the end of 2015 and its own energy consumption and environmental impacts were further decreased. Besides, it was also granted with the title of the Excellent Corporate for Energy Conservation and Emission Reduction from 2013 to 2015 by the State-owned Assets Supervision and Administration Commission.
The Company has established the carbon emission management system, formulated the interim measures of administration for the carbon exchange, performed the benchmarking based on the CDP questionnaire and made a comprehensive response and public disclosure regarding the company’s climate change strategy, management system, risk and opportunity as well as carbon emission management performance from four aspects of disclosure, cognition, management and leadership. Meanwhile, we have implemented the research of carbon exchange response strategy and focused upon eliminating the weakness of carbon management for the Company.
In 2016, China Mobile, as the unique operator representative of China, attended the ICT energy efficiency forum of the International Telecommunication Union and made a keynote speech to share our experiences relating to the wireless network energy conservation, air - conditioning power supply energy conservation and carbon emission management system.
Our day-to-day operating activities strictly comply with the relevant laws, regulations and standards of environmental management. For more information, please refer to China Mobile Environmental Policy by scanning the above QR code.
In 2020, we endeavor to realize that the amount of CO2 emission reduction caused by our low-carbon ICT business is 10 times that of our own CO2 emission
The overall energy consumption per unit of information flow was reduced by 36%
The overall energy consumption per unit of total telecommunications business volume was reduced by 29%
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Promote the Full-life Cycle Energy Conservation and Emission Reduction of the Suppliers
We have always promoted the suppliers to attain the full-life cycle energy conservation and emission reduction in the segments of R&D, manufacturing, transportation and recycling, proactively create the green supply chain and reduce the equipment energy consumption and emission continuously, with specific measures in the following:
We reinforce cooperation with suppliers, advocate the suppliers to drive the design revolution at R&D stage and attach equal importance to energy efficiency and performance.
We reinforce the guidance of energy conservation classification standards for equipment suppliers, apply the standards to the procurement of wireless network, IT and transmission equipment, reduce the energy consumption of equipment newly installed continuously and realize energy conservation from the source. Among these, we have reduced the single carrier frequency power consumption of wireless equipment by 50% on average and saved electricity of 660 million kwh annually by making use of 4G energy conservation classification standard.
We perform greenhouse gas emission management for the suppliers by training top 20 suppliers, guiding them to collect the greenhouse gas data, and disclose the greenhouse gas information of the suppliers in the CDP questionnaire.
We promote the green packaging application by supervising the suppliers to fulfill the commitment in centralized procurement and the percentage of green packaging application of main equipment newly increased in 2016 is not lower than 60%.
We reinforce the resources recycling and re-utilization, strengthen the management of wastes of networks, offices and terminals and perfect the waste recycling and disposal system and process.
Practice Green Development and Serve for the Blue Sky and Clear Waters of the Capital
Since 2013, the haze phenomenon has been commonly observed on 1/4 of China’s territory, affecting nearly 600 million people. Beijing is also troubled by the haze. In 2015, the number of pollution days in Beijing around the year was 179. This unpleasant situation has not been brewed in a day and environmental improvement also needs the persistent efforts. Beijing Company of China Mobile has invested about RMB 15 million in energy conservation and emission reduction on a yearly basis since 2009, with its total input exceeding RMB 100 million.
We have built the “octagon management ecology chain” internally, established a certified energy management system, joined in Beijing carbon emissions trading platform and strengthened the overall management of energy conservation and emission reduction. Meanwhile, we have also developed the energy consumption management platform based on mobile Internet, evaluated the energy efficiency before the project implementation and after the project completion so as to reduce the energy consumption from several aspects.
Externally, we cooperate with upstream suppliers, realize 100% green packaging application for the wireless carrier frequency of 2G, 3G and 4G network and 100% effective recycling, reducing the energy consumption during the logistics process significantly. We work with peer operators to establish the sharing and cooperation relationship and avoid the repeated construction of telecommunication facilities, like the pipelines and pole lines. We also provide the public with nearly 10 million pieces of small packaged SIM cards and informatization applications, carry out the “Green Box” environmental protection plan, promote the ideas of energy conservation and emission reduction within communities and advocate the public to participate in the energy conservation and environmental protection.
As at the end of 2016, the cumulative quantity of electricity saved by Beijing Company has reached 4.3 billion kwh, which is equivalent to the saving of 530,000 tonnes of standard coal and reduction of 2.61 million tonnes of CO2 emission.
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Low-carbon ICT Service Helps the Society to Reduce Emission
Relying on China Mobile-Ministry of Education joint research fund, the Company carried out “research on the effect and potential of ICT service emission reduction” with relevant scientific and research institutions, conducting a comprehensive analysis of the effect and potential of ICT service helping society emission reduction based on the relevant low-carbon ICT service data of China Mobile Jiangsu Company, Chongqing Company and MIGU Company. According to the research, the China Mobile ICT Service in 2015 had a potential of causing the amount of society emission reduction up to nearly 10 times of its own carbon emission.
The Company continued to optimize the electronic service channel and lead the customers to achieve green communication consumption. In 2016, the customers have checked and acquired personal consumption status through electronic channel for more than 20 billion times cumulatively. Meanwhile, the Company has actively promoted the application of electronic invoices, which will be launched and applied in the provincial companies at the end of the first quarter of 2017.
We carry out “Green Box” environmental protection plan regularly
And-map Promotes Green Travel
The functions such as the intelligent public transportation, reminding road condition and intelligent parking in the And-map can provide convenience for the low-carbon, environmentally-friendly and green travel of the citizens according to the current traffic jam and vehicle emission environmental pollution condition. The application of the intelligent public transportation function in And-map cannot only evade the citizens’ inconvenience of travel caused by unclear bus routes and uncertain arrival time of buses but also save the waiting and transfer time. The function of reminding road conditions in the And-map allows the customers to check the traffic jam condition and allows the drivers to observe real-time traffic information about the intersection via the software port from time to time, so as to select a more easily accessible route, which can help the driver to save travelling time and reduce the exhaust gas emission of vehicles. The intelligent parking function in the And-map can assist the citizens having the parking demands in finding parking lots in an easier and faster manner, thereby achieving more efficient and reasonable utilization of the limited social resources.
Energy Conservation Publicity Week
In 2016, the Company continuously carries out the Energy Conservation Publicity Week activity themed by “Green 4G for Connecting the Future”. During the activity, we carried out three activities including energy-saving knowledge contest, election of 100 outstanding employees in field of energy conservation and “Green Box” on the Fetion and APP platform, advertised the environmental protection knowledge by ways including written proposal, wonderful video clips, four-fold cartoons and mirroring films and released 7 H5 special issues. The activities have been read for more than 3.25 million times and the number of hits in Fetion activity area has been about 400,000 times. APP has been downloaded for more than 210,000 times and energy conservation and emission reduction knowledge contest has been answered for more than 125,000 times. The activities have created a good energy-saving culture, advocated the energy-saving and low-carbon behavior and cultivated the employees’ low-carbon habit of “starting from the trivial and starting from around things”, the activities have also helped our customers to have a deeper understanding of the urgency in energy conservation and emission reduction, learn and apply low-carbon ICT service, thus improving the energy-saving awareness.
China Mobile Limited 2016 Sustainability Report
Co-sharing a New Future

Feature:
Anti-corruption and Compliance
In 2016, China Mobile constantly promoted the construction of anti-corruption and strived to build an anti-corruption working system integrating four aspects of education, prevention and control, punishment and accountability. The Company’s internal audit and anti-corruption work are closely connected and continuous supervision over the key areas and the performance of the economic responsibilities by people in charge of the subsidiaries is conducted in order to strictly investigate and affix the responsibilities of relevant personnel for major violations and losses discovered during audit.
“Review” Special Inspection and Rectification
In order to further review the work results of central special patrol inspection and rectification implemented by the Company and the subordinate units at different levels, the Company carried out “‘review’ implementation of central special patrol inspection and rectification” in September 2016. Eight inspection groups led by the Company’s senior management and participated by several departments are established to carry out on-site inspections over achievements of the special patrol inspection and rectification of the subordinate units, interview and investigate responsibilities of the units failing in effective rectification, and report the discovered general and regular problems.
From September to November of 2016, the Company has completed the full-coverage self-inspection of 49 subordinate units and on-site inspection of 31 units other than the internal patrol inspection of 2016. The problems discovered during inspection were reported to the inspected units one by one and the tasks to be immediately rectified, to be rectified within specified period and to be rectified for a long period were clearly identified respectively. The inspected units were required to focus on rectification and submit rectification reports within 2 months. The Company made an evaluation on the rectification results of each unit. Meanwhile, special analysis of the problems should be made and the problems discovered during self-inspection, inspection and internal patrol inspection should be decomposed item by item according to responsibilities and should be sorted and classified by departments of the headquarter, in order to analyze the cause, address the weakness and clearly specify the special rectification measures at the level of the whole Company which would be rectified and implemented in the work plan of 2017. The Company will also establish long-term mechanism of “review”, further inspect and implement the subsequent rectification of various problems and promote the implementation of various rectification tasks and resolution of various problems.
Construction of “China Mobile with Rule of Law”
“Overall Construction of China Mobile with Rule of Law” is one of the important tasks for the Company to implement “Big Connection” strategy. We strengthened the top-level design, issued Opinions on Comprehensive Promotion of the Construction of “China Mobile with Rule of Law”, specified the work objectives and ten major tasks and indices, deployed the work tasks related to construction of “China Mobile with Rule of Law” from the Company’s strategic level, focusing on the integrated construction of legal thinking ability, ability of governance according to the laws, ability of lawful operation, ability of standard management and legal working ability. Meanwhile, the leading organization in charge of the construction of “China Mobile with Rule of Law” led by the chairman was established for the structure of “China Mobile with Rule of Law” in charge by the chief executives of the Company and participated by various working lines. We improved the Company’s general legal counsel system, strengthened the general legal counsel performance and accelerate the Company’s process of the rule of law.
We have carried out “12.4” national constitutional day themed activity for three consecutive years which covers the Company’s units and managers at different levels. Moreover, we formulated Seventh Five-year Plan of China Mobile about Law Publicity and Education, comprehensively initiated the law popularization of “Seventh Five-year Plan”, improved the Company’s awareness in respect for laws and law-abiding, strengthened the rule and contract consciousness, so as to build a law-abiding culture within the Company. Three units in the group and two individuals have been awarded with the honorary title for national “Sixth Five-year Plan” law popularization.
China Mobile Limited 2016 Sustainability Report
Feature: Anti-corruption and Compliance

Implementation of “Compliance Program”
In 2016, we officially launched the “Compliance Program” in order to innovate and construct China Mobile’s compliance management system, promote the formation of compliance management normal operation mechanism, comprehensively improve the ability of corporate governance according to laws and compliance management ability and effectively safeguard governance according to laws, operation according to rules and standard management of the Company. The “Program” clarified the objectives, principles, measures and implementation guarantee and put forward 20 specific measures in four major aspects. The Company formally issued Proposal for Compliance of China Mobile, stressing the compliance spirit and philosophy of China Mobile about adherence to the law, respect of rules, practice of commitment and self-cultivation and the declaration and mission of compliance with laws. Four compliance guidelines for the four key fields namely market competition, anti-commercial bribery, administrative law enforcement and cooperation and information security are issued, which provide the system requirements and codes of conduct of key areas and key segments.
Comprehensive Promotion of the Construction of Embedded Integrity Risk Prevention and Control Mechanism
The Company adhered to the problem-oriented principle and embedded the integrity risk prevention and control processes into the business process to continuously improve the embedded integrity risk prevention and control mechanism. We implemented the supervision over power by taking such measures as investigation of integrity risk points, embedded supervision and control measures, limitation of discretionary power and promotion of process openness in order to achieve the objective of “no significant integrity risks”. As of the end of 2016, the subsidiaries have basically completed the embedded prevention and control framework construction in six major fields namely investment plan, project construction, network operation and maintenance, procurement management, business support and terminal marketing, and some subsidiaries have completed the construction in all areas. The Company has established 13,717 Level III integrity risk control points, with an average of 286 points per unit, and prepared prevention and control measures, specified penalties system and basically achieved the expected targets. Moreover, the specialized training, communications in areas, informatization innovation and other means are comprehensively utilized to promote the experience replication and promotion of achievements. In 2017, the Company plans to establish an inspection mode of embedded integrity risk prevention and control mechanism with effective operation by taking professional line model as a leading model and taking case traceability mechanism as means, and achieve the full coverage of different business management fields.
Strengthen Integrity Education
In April 2016, the Company carried out the “Month of Anti-corruption” education programme, set up learning areas in China Mobile Online University and made real-time supervision on the learning condition. The number of people accepting online learning in the Online University reached nearly 300,000 and more than 200 articles for the study notes were collected from the “window of integrity employment”.
The Company has innovatively explored a variety of ways to develop the custom of integrity employment. The Company carried out “home” style micro-video collecting activities, and collected 473 integrity culture works with rich content and profound meaning. The “window of integrity employment” of China Mobile has issued more than 3,100 articles related to integrity throughout the year and 111 person-times, including the management personnel of the Company and the people in charge of the subsidiaries, have published the signed articles in the column of “leaders’ talk about integrity” for the purpose of strengthening the sense of responsibility.
Based on the past corruption cases, the Company has established case analysis normalization mechanism and carried out case analysis in a hierarchical and graded manner, prepared internal corruption case analysis materials and reported the information in the relevant meetings to educate the employees with the surrounding cases.
In 2016, we conducted 3,951 integrity education events
The total number of people accepting integrity education and training were 696,106 person-times
China Mobile Limited 2016 Sustainability Report
Feature: Anti-corruption and Compliance

For a Better World
China Mobile and SDG
In September 2015, the United Nations formally approved the document of Transforming our world: the 2030 Agenda for Sustainable Development. The Agenda puts forward 17 sustainable development goals (SDG) aiming at promoting the world to achieve three unprecedented extraordinary pioneering undertakings in the next 15 years—eradication of extreme poverty, fight against inequality and injustice and containment of climate change. Countries have begun to take actions to achieve these sustainable development goals globally. In order to promote the smooth implementation of the objectives stated in the Agenda, Chinese government promulgated China’s National Plan on Implementation of the 2030 Agenda for Sustainable Development in September 2016, in conjunction with the implementation of “13th Five-Year Plan”. The National Plan is not only an action guideline for China to carry out the implementation of the Agenda of the United Nations but also a manifestation of China as a responsible and large developing country.
The telecommunications industry is one of the industries that are most relevant to the sustainable development goals of the United Nations. With the development of telecommunication technology and digital innovation, the telecommunications corporates can support the government and work together with corporates in other industries to jointly serve the realization of these goals. China Mobile, from the perspective of its own reality, identifies the most material goals and promotes the implementation of National Plan with practical action and featured practice, so as to help realize 2030 sustainable development goals.
Goal 9: Industry, innovation and infrastructure
Our actions: we continue to promote the construction of urban and rural telecommunications infrastructure in the country and smoothly realize the upgrade from 2G, 3G network to 4G network. Based on the capacity open platform with constantly expanded connection scale, we drive the industry chain partners to make joint innovation, and based on different scenarios of life and industrial application demands, we develop Internet of Everything era-oriented innovative ICT application and support all sectors of society to complete the digital transformation and upgrading.
Our progress: we have established over 3 million base stations, among which the number of 4G base stations is 1.51 million. The 4G network has covered more than 1.3 billion population all over the country and 4G average download speed on urban roads reached 40Mbps.
Our objective: in 2017, the total number of 4G base stations will reach 1.77 million with a net increase of 100 million in 4G customers.
Goal 1: No poverty + Goal 2: Zero hunger
Our actions: we stick to implementation of fixed-point poverty alleviation and targeted aid, and help the areas in proverty to improve the economic and living standards via construction of local infrastructure and assignment of poverty relief cadres. In recent years, we make use of the targeted poverty alleviation system to make the traditional poverty alleviation means better meet the actual demands and also carry out the agricultural and rural informatization projects in different areas so as to narrow the digital divide.
Our progress: our parent company has cumulatively invested in the poverty alleviation of over RMB 350 million, the targeted poverty alleviation system has been put into use in six provinces and seven prefecture-level cities. We have assisted 3,633 children in poverty with congenital heart disease, and in the rural areas in central and western China, we have constructed 2,310 China Mobile Libraries, 1,760 multimedia classrooms and trained 92,532 principals of primary and secondary schools cumulatively.
Our objective: in 2017, our parent company plans to provide 42 million yuan for targeted aid and poverty relief support, assist 860 children in poverty with congenital heart disease, construct 270 multimedia classrooms and train 11,000 principals of primary and secondary schools.

Goal 12: Responsible consumption and production + Goal 13: Climate action
Our actions: we actively address the challenges of climate change and continuously improve the environmental performance and reduce greenhouse gas emission through closed-loop management of goal setting, close monitoring, continuous improvement. Our environmental management covers the product operation, commercial facilities, selection of suppliers and service providers, R&D of new products and new services, packaging and transportation, waste management, engineering design, new project construction, due diligence, daily official business handling and other aspects in the corporate production and operation. We not only develop and apply the advanced technology in energy conservation constantly but also formulate the industrial energy conservation standard of the energy-saving technology in telecommunications industrial chain and promote the industrial chain to achieve the green transformation. In addition, we develop various informatization applications, organize public environmental protection activities and connect the environmental and welfare resources.
Our progress: in 2016, RMB 190 million was invested in the “Green Action Plan”, and the overall energy consumption per unit of information flow decreased by 36%, and the total amount of electricity saved was 0.38 billion kWh. The monthly service volume of “10086@139.com” customer mailbox was over 60 million times. We reduced approximately 632 thousand Paper documents for tendering and bidding through the electronic procurement projects.
Our objective: in 2017, we will reduce overall energy consumption per unit of information flow by 15%, and the amount of CO2 emission reduction caused by our low-carbon business will be 10 times that of our own CO2 emission in 2020.
Goal 8: Decent work and economic growth
Our actions: we provide our employees with comfortable and complete working conditions and working environment according to relevant laws and regulations, provide a wealth of learning resources to help the employees to improve their professional quality and professional proficiency and support the employees to start up businesses and carry out innovative activities. We also help our partners, especially the medium-sized and small corporates, to start up businesses and achieve growth via open cooperative platform, so as to drive the economic development of society.
Our progress: in 2016, EAP program covered 300,000 employees; nearly 1.55 million person-times staff received trainings; a total number of 135,000 people participated in “Mass Entrepreneurship and Innovation” activity; the number of MM registered developers reached 3.96 million;
Our objective: in 2017, our EAP program will cover over 300,000 employees and increase corporate customers to 6 million.
For more information about how China Mobile supports the realization of SDG, please refer to “Report Disclosure Indexes-UN Sustainable Development Goals” on Page 63 of this report.

Performance Report
China Mobile consistently identifies its own economic, social and environmental impact, effectively manages relevant sustainability issues, and conducts proper information disclosure at due course based on the principle of stakeholder engagement under standard sustainability framework.
In 2016, we’ve followed UNGC 10 Principles, UN Sustainable Development Goals and China’s National Plan, GRI Sustainability Reporting Standards, ISO 26000, new edition HKEx ESG Reporting Guide and etc. to summarize and disclose our management methods and performance data of sustainability issues in the following performance report. We make efforts to ensure that the information is comprehensive, objective and accurate.
China Mobile Limited 2016 Sustainability Report Performance Report 40

Sustainability Strategy and Management Sustainability Strategy
The strategy of sustainable development is an initiative selection of China Mobile based on the corporate core value of “Responsibility Makes Perfection” and is an integral part of China Mobile’s development strategy. During the period of the “13th Five-Year” Plan, China Mobile will spare no efforts to implement the strategy of “Big Connectivity”, carry out the development ideas of “innovation, harmonization, green, openness and sharing” and work with the stakeholders to innovate new practice of sustainable development, and create and share the value of sustainable development.
Boost Connectivity Scale
Accelerate the construction of telecommunication infrastructure, drive the expansion of network coverage to connect more people and provide basic support to boost connectivity scale
Narrow digital divide in order to reduce disparity between urban and rural development, improve the connectivity potential of the remote areas and the vulnerable group, and provide the common foundation of the digital society for all people
Optimize Connectivity Service
Improve the quality of network and service, create high-quality service platform, and provide the best quality connectivity service
Pay attention to information security and privacy protection, prevent and fight the telecommunications frauds, and maintain good connectivity platform ecology
Strengthen supply chain management, expand comprehensive cooperation, enhance open innovation, and create the new ecology of “Internet of Everything” with the partners
Strengthen Connectivity Application
Promote the extensive connectivity of human to things and things to things, create sustainable shared value for the company and the stakeholders based on the individual needs of social economic development, industry transformation and upgrading and social livelihood improvement through innovative digital service Sustainability Management
Since 2006, China Mobile has implemented the strategic corporate social responsibility management which is closely integrated with corporate strategy and operation, and it has established the strategic corporate social responsibility management system made up of four modules including strategy, implementation, performance and communication step by step.
In 2016, our company revised and issued the Measures for Administration of Corporate Social Responsibility of China Mobile (Version 2016) according to the new requirements about the promotion and implementation of the “Big Connectivity” strategy to carry out featured activities such as Dow Jones Sustainability Indices benchmarking management, the appraisal and selection of excellent social responsibility practice and etc., and continuously enhanced standardization and effectiveness of our own social responsibility management. We have been profoundly involved in drafting Corporate Social Responsibility Management System for China Association of Telecommunications Enterprises, by which we made active contribution for industrial responsibility practices.
CSR Strategy Management Set sustainability philosophy and vision Develop sustainability strategy and work plans Culture Organization System Process Responsible Operation CSR Execution Management Sustainability training Sustainability issue benchmarking Sustainability information collection & monitoring CSR Performance Management Integrate sustainability into performance management Best CSR Practices Selection Sustainable Development CSR Communication Management Sustainability reporting & communication Stakeholder engagement
China Mobile Limited 2016 Sustainability Report Performance Report 41

China Mobile Limited 2016 Sustainability Report
Performance Report

Training and Promotion of "Big Connectivity" Strategy

In 2016, China Mobile formally established the "Big Connectivity" strategy that aims to the "13th Five-Year Plan". In order to build consensus and promote the implementation of the strategy, our company carried out a comprehensive and systematic training and promotion of the strategy. More than 690 sessions of training were made, in which over 182,000 persons/times participated in this. The program was carried out in multiple channels such as OA platform, online university, mobile school and etc. through various forms including FLASH video, SMS and MMS micro-classroom, article soliciting and etc. The page views of online column exceeded 1.1 million views, and over 2,200 articles were solicited in total. Our company also made a video of "Big Connectivity", giving an introduction to the public in terms of core content and profound influence of the "Big Connectivity" strategy.

Appraisal and Selection of Best Corporate Social Responsibility Practice

Since 2008, China Mobile invites expert representatives from competent government departments, non-governmental organizations, academic institutions and authoritative media to make review and select annual CSR best practice together with our internal experts annually. For nine years, more than 620 cases have been received, and more than 150 cases have been commended, which effectively stimulates implementation of CSR practical activities in the units at all levels.

In 2016,the ninth CSR best practice selection received 61 cases, in which 14 cases were commended. Meanwhile, three persons were commended as China Mobile Philanthropy Stars. The appraisal & selection activity attaches importance to public participation and opinion expression. In 2016, the recommendation by voting via WeChat was enabled for the first time. It attracted 10.57 million hits on the activity page, and the number of votes reached approximately 2.15 million.

Scan it to learn more about best CSR practices

Stakeholder Engagement and Materiality Analysis

We aim at six stakeholder groups including our customers, employees, shareholders and investors, government and regulators, value chain partners, communities and environment to establish different communications channels. We maintained regular close communication. In preparation of the sustainability report, we conducted a stakeholder survey via questionnaire to identify key issues of concern from different stakeholders about sustainability and to determine what to disclose as key points in this report through a materiality analysis. In 2016, we won the bronze award of "Stakeholder Engagement-Best Practice" in Questar 2016 held by the international independent award-giving institution MerComm Inc.

Stakeholders	Key Issues of Concern(Top 5)*	Engagement Approaches
Customers	1.Customer Rights Protection 2.Information Security and Privacy 3.Network and Service Quality 4.EMF Safety 5.Information Benefits for the Society and Digital Innovation	1.Customer Day 2.10086 Hotline 3.Weibo and WeChat Communication 4.Online Customer Service Platforms 5.Customer Satisfaction Surveys 6.Mobile APP 7.CEO Mailbox
Employees	1.Network and Service Quality 2.Information Security and Privacy 3.Economic Impact 4.Information Benefits for the Society and Digital Innovation 5.Customer Rights Protection	1.Employee Representative Conferences 2.Regular Trainings 3.Performance Communication Mechanism 4.MMS Magazine Mobile Weekly 5.Employee Recognition Mechanism 6.Employee Grievance Mechanism 7.CEO Mailbox
Shareholders and Investors	1.Network and Service Quality 2.Corporate Governance and Risk Management 3.Customer Rights Protection 4.Information Security and Privacy 5.Employee Training and Career Development	1.Annual Reports, Interim Reports and Announcements 2.Annual Shareholders General Meetings 3.Investor Briefings and Conferences
Government and Regulators	1.Information Security and Privacy 2.Network and Service Quality 3.Customer Rights Protection 4.EMF Safety 5.Information Benefits for the Society and Digital Innovation	1.Routine Reports and Communication 2.Specific Investigation & Survey and Meetings 3.Relevant Forums 4.CEO Mailbox
Value Chain Partners	1.Customer Rights Protection 2.Network and Service Quality 3.Information Security and Privacy 4.Stakeholder Engagement 5.Supply Chain Management	1.Procurements 2.Suppliers Website, Service Sites and Hotline 3.Training and Assessment 4.Forums and Meetings 5.CEO Mailbox
Communities and Environment	1.Information Benefits for the Society and Digital Innovation 2.Network and Service Quality 3.Information Security and Privacy 4.Customer Rights Protection 5.EMF Safety	1.Community Activities 2.Mass Media 3.New Media(Weibo, WeChat) 4.Charity Platform 5.CEO Mailbox

*Note:
For the top 5 key issues of concern, please refer to the conclusion of the stakeholder survey for materiality analysis on the right page.

42

Indicators	2014	2015	2016
Number of CSR training and promotion program participants (person-times)	216,038	276,519	353,958
Number of emails received in CEO Mailbox	2,378	2,058	1,033

Indicators	2014	2015	2016
Number of participants in Customer Day (person-times)	93,000	106,289	105,076
Number of complaints and inquiries responded to on Customer Day	101,000	101,560	106,020

In 2016, we conducted a materiality analysis over our sustainability issues, covering both their impacts on our stakeholders and their importance to China Mobile's development. The analysis revealed a set of high-materiality issues to be covered in this report.

Identification

We identified 16 sustainability issues related to China Mobile by benchmarking sustainability standards, hot trend and corporate strategy with our communications with stakeholders in the last year.

International Standards Benchmarking	Hotspot Analysis of Sustainability	Corporate Strategy Analysis
Studied HKEx ESG reporting guide, GRI Standard, DJSI and etc. to select issues reflecting global sustainability trends and requirements.	According to UN SDG and the requirements in China's national plan , with the findings perceived by stakeholders in this year for reference, identified issues highly related to the communications industry and our company against the trend of domestic macro-policies and relevant practice made by industry peers.	Reviewed the latest corporate development strategy, identified sustainability issues closely related to our future strategic direction and strategic goals.

Evaluation

We conducted an online stakeholder survey in respect of 16 sustainability issues and invited various groups of stakeholders to prioritize the 16 issues based on each issue's importance to them.

685 individuals responded to the survey, with internal and external stakeholders each accounting for approximately 50%.


Communities and Environment 5.26%
Government and Regulators 6.85%
Shareholders and Investors 5.11%
Value Chain Partners 8.47%
Customer 30.66%
Employee 43.65%

Prioritization

We prioritized the 16 issues based on their importance to China Mobile and constructed an issue materiality matrix with results from the stakeholder survey. This matrix revealed the material issues to be disclosed in this report.


Importance to China Mobile
Importance to Stakeholders

1. Network and Service Quality
2. Information Security and Privacy
3. Customer Rights Protection
4. Information Benefits for the Society and Digital Innovation
5. Economic Impacts
6. Corporate Governance and Risk Management
7. Anti-corruption and Compliance
8. Digital Divide
9. Stakeholder Engagement
10. Corporate Charity
11. Employee Health and Safety
12. Supply Chain Management
13. Employee Training and Career Development
14. Carbon Emission and Climate Change
15. Energy Use and Waste Management
16. EMF Safety

China Mobile Limited 2016 Sustainability Report
Performance Report

43

	Issue	Report Content	Boundary
High Materiality Issues	Network and Service Quality	Boost Connectivity Scale, Optimize Connectivity Service, Social Performance	Internal
	Information Security and Privacy	Annual Focus:Protection of Information Security,Social Performance	Internal
	Customer Rights Protection	Optimize Connectivity Service, Social Performance	Internal
	Information Benefits for the Society and Digital Innovation	Boost Connectivity Scale, Strengthen Connectivity Application, Community-New Development, Environment-New Ecology	Internal & External
Moderate Materiality Issues	Economic Impacts	Economic Performance	Internal
	Corporate Governance and Risk Management	Economic Performance	Internal
	Anti-corruption and Compliance	Special Topic: Anti-corruption and Compliance, Social Performance	Internal
	Digital Divide	Boost Connectivity Scale, Economic Performance	Internal
	Stakeholder Engagement	Stakeholder Engagement and Materiality Analysis	Internal & External
	Corporate Charity	Community-New Development, Social Performance	Internal
	Employee Health and Safety	Employee-New Growth, Social Performance	Internal
	Supply Chain Management	Economic Performance	Internal & External
	Employee Training and Career Development	Employee-New Growth, Social Performance	Internal
Low Materiality Issues	Carbon Emission and Climate Change	Environment-New Ecology, Environmental Performance	Internal & External
	Energy Use and Waste Management	Environment-New Ecology, Environmental Performance	Internal
	EMF Safety	Social Performance	Internal & External

Economic Performance

Corporate Governance

Why is This Material?

A sound corporate governance structure is curial for a company to specify management responsibilities of corporate affairs and decision-making, enhance transparency of corporate operation, fully protect shareholders' interests, and guarantee the realization of long-term sustainability goals of a company.

Our Management Approach

1. Governance Profile: China Mobile has established a sound corporate governance structure and practices following the principles of integrity, transparency, openness and efficiency. We have improved various policies, internal control systems and other management mechanisms and procedures over the past years. By March 2017, the Board of Directors of the Company (Board) comprised nine directors, namely Mr. SHANG Bing (Chairman), Mr. LI Yue (Chief Executive Officer), Mr. LIU Aili, Mr. SHA Yuejia and Mr. DONG Xin as executive directors, and Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu and Mr. Stephen YIU Kin Wah as independent non-executive directors (INEDs). The Board operates in accordance with established practices (including those related to reporting and supervision). The Board currently has three principal Board committees, namely the Audit Committee, the Remuneration Committee and the Nomination Committee, all of which are composed solely of INEDs. Each of the Board committees was appointed and authorized by the Board, and operates under its respective written terms of reference. (For more information on corporate governance, please refer to our 2016 Annual Report or our website www.chinamobileltd.com).

2. Risk Management: In line with our corporate structure and business features, we continuously optimized our comprehensive risk management framework by tracking risk management theoretical research trends both in China and abroad. We established the principles of hierarchical risk assessment and classified risk management and control. We specified roadmaps and plans for risk management progresses to provide guidance for all business lines and subsidiaries across the company. Meanwhile, we actively organized major risk assessment and special risk assessment of major projects in the whole group and all the subsidiaries, implemented measures and requirements for risk management and control step by step, and established regular risk review mechanism.

3. Internal Control: In compliance with Section 404 of the U.S. Sarbanes-Oxley Act, we established a systematic and standard internal control system. This system is risk-oriented, deeply integrated with our business, and explicitly defines the responsibilities of each business unit. We embed risk control into business policies, processes and systems by business benchmarking, individual responsibilities and solidification of IT support, to ensure the consistancy and effectiveness of the system.

4. Internal Audit: the Company's headquarter and subsidiaries set up the Internal Audit Department to carry out independent internal audit to each business unit, make independent and objective supervision and evaluation on the adequacy, compliance and effectiveness of operating activities and internal control and provide consulting service, as well as offer assistance in improving the effect in the process of corporate governance, risk management and control.

Progress in 2016

1. In 2016, we convened four Board meetings, mainly discussed the issues including annual results, interim results, dividend, sustainability report, policy on shareholder communications, the evaluation report on the effectiveness of the Board,

China Mobile Limited 2016 Sustainability Report
Performance Report

44

adjustment of the Board and its committee members, continuing connected transactions, investment company project and etc.

2. In August, 2016, we organized provincial subsidiaries to carry out interim risk management assessment, reviewed and summarized the risk management, and adjusted strategies and measures for risk management. We reported the interim risk assessment to the audit committee, proactively accepted guidance and supervision from external independent directors.

3. From November to December in 2016, we conducted annual major risk assessment, compiled a report regarding general risk management based on the major risk assessment, and improved our risk estimation capacity and risk management and control level.

4. In 2016, we proactively improved the structure of internal audit system, established audit branches under direct management of the internal audit department of the headquarter in three cities, and greatly strengthened audit capability of the headquarter and centralized management of internal audit, which provided important organizational safeguard to intensify audit function and independence.

5. In 2016, we focused on the high risk field of operations management and strengthened audit supervision over data traffic products, important information system, cooperative business, procurement bidding and etc.. We further intensified our capability of major risk prevention; expanded supervision coverage to newly established subsidiaries and revealed risks in new organizations and new modes timely; achieved great effectiveness in developing application fields of remote real-time audit technology; further promoted mechanism rectification of commonly existing problems, and fixed management deficiencies.

6. In 2016, we revised internal control requirements in the fields including corporate control, project management process, management process of production, operation and maintenance, marketing management process, asset management process and etc., and organized various kinds of trainings in relation to internal control risk management.

Direct Economic Impacts

Why is This Material?

The creation of economic value and proactive implementation of tax obligation is the fundamental social responsibility of a company, and is also the fundamental way for a company to create long-term value for stakeholders.

Our Management Approach

We strictly abide by relevant laws and regulations on tax in China, operating regions and listing sites, handle business with integrity, and make tax payment according to law. In tax system construction, we formulated the *Measures for Tax Administration of China Mobile*, the *Measures for Invoice Management of China Mobile*, strengthened tax risk awareness, established and improved various tax management systems and tax operation guidelines. In tax workflow, we compiled handbooks such as the *Manual for Tax Administration of China Mobile* and etc. to offer guidance in handling tax-related business. We made *Tax Information Briefing of China Mobile* regularly, summarized the changes of various laws, rules, regulations and policies on tax we should follow and updated them in time, and performed tax obligations according to regulations.

Progress in 2016

Please refer to our 2016 Annual Report for operating costs, employee remuneration and welfare, payments to capital contributors and other financial performance data.

Indicators	2014	2015	2016
Operating revenue (billion yuan)	651.5	668.3	708.4
Handset data revenue (billion yuan)	148.5	195.5	283.2
Taxation (billion yuan)	33.2	35.1	35.6

Market Presence

Why is This Material?

It is of great importance for us to achieve sustainable development through helping communities and residents in the operating regions benefit from our operating activities, sharing the value of our growth, and obtaining positive support for our company.

Our Management Approach

We strictly comply with local labor laws and regulations and actively support local employment, and all of our employees receive salaries higher than local minimum wage standards.

Progress in 2016

The percentage of local employees in China Mobile Hong Kong Company Limited was about 91.9% for all employees and 70.7% for management personnel.

Indirect Economic Impacts

Why is This Material?

In the era of Internet of Everything, the information telecommunications industry will provide new energy for social and economic development. In addition to direct economic value we create, China Mobile can exert active impact on social economy through indirect ways including infrastructure investment, employment stimulation, encouragement of entrepreneurship and innovation, assistance for conventional industries to achieve digital transformation and upgrade and etc.

Our Management Approach

1. We provided communication and information services to remote rural areas and narrow the digital divide.

2. We built more 4G base stations nationwide, expanded our 4G coverage, and promoted a "Wider, Deeper, Thicker and Better" 4G network.

3. We launched the "3+1" Capacity Service System, which aimed to foster an open and innovative platform for developers and industry chain partners, and assist our partners in developing innovative product applications, and expanding new value space jointly.

Progress in 2016

In 2016, with our operations, we generated more than 2.68 million job opportunities.

China Mobile Limited 2016 Sustainability Report
Performance Report

45

Indicators	2014	2015	2016
Infrastructure Construction			
Number of sales channels in township-level areas (10,000)	60.2	59.5	55
Number of Rural Information Service customers (10,000)	6,266	6,349	6,487
Cumulative number of rural information sent via Rural Information Network (100 million)	350.2	532.4	656.1
Total number of 4G base stations (10,000)	72	110	151
Promoting Employment and Entrepreneurship			
Cumulative funding for entrepreneurship support (10,000 yuan)	4,207	6,873	6,873
Number of registered developers in MM (10,000)	391.0	394.6	395.9
Cumulative application distribution in MM (100 million)	93.1	129.4	177.2
Strengthen innovation			
Number of Patent Application	1,293	1,319	1,684
Number of newly acquired patent authorization	579	576	684

Supply Chain Management

Why is This Material?

Supply chain partners are one of the most important partners for us to achieve sustainable development. On one hand, as one part of the supply chain, our sustainability performance is closely related to the relevant performance of supply chain partners; on the other hand, good practice about sustainability between China Mobile and supply chain partners will provide greater driving force to achieve the goal of sustainability.

Our Management Approach

1. In the procurement process, we conduct strict qualification pre-assessments and after-assessments to verify the qualifications of potential suppliers. Regarding issues that have been identified, we would evaluate the impacts and then take actions such as clarification, rectification, or cancellation of qualifications accordingly.

2. We establish standard procurement process, supply chain management system and regulate a formal process and embed standard procedures into our supply chain management system (SCM) and electronic procurement and bidding system (ES). For all public procurements, bidding announcements are required to be published. Key information such as suppliers' qualification requirements, auditing standards and methods, and bid-winning principles are disclosed. All procurement outcomes that ought to be published must be strictly published.

3. In the process of procurement evaluation and audit, we take SA8000 certificate (or other certificates of occupational health and safety system) and ISO14000 certificate of environmental management system into the evaluation criteria. As for suppliers who have not obtained relevant certificates, we require them to provide information about employees' working hours, salary and payment status, safety and healthcare, product environmental-friendly undertakings and natural environment protection management to help evaluate their performance.

4. We establish the *Policy for a Responsible Supply Chain of Conflict* and the *Due Diligence Guidance for Responsible Supply Chains of Conflict Minerals*, and publish them on our website, which aims at requiring suppliers to make investigation and report about the use of conflict minerals on the supply chain.

Progress in 2016

1. We published the *Guidelines about Supplier Cooperation of China Mobile*, explicitly required cooperative suppliers to actively perform obligations to pay social security and tax revenue, abide by laws and regulations on legal employment, labor protection, occupational health and safety, social responsibility, environmental protection and etc.

2. We formulated the *Measures of China Mobile for Administration of Suppliers' Negative Acts (Trial)*, which is an active constraint to suppliers, improves violation costs, contributes to dealing with violations such as bribery, falsification, unqualified quality, default of suppliers, and effectively reduces the risk.

3. In 2016, there have been 77,465 registered experts and 156,287 registered suppliers on the electronic procurement and bidding system. In 2016, we finished over 39 thousand electronic procurement through the system. We reduced approximately 632 thousand paper documents for tendering and bidding, with average 500 pieces of paper in each copy, and hence reducing usage of 1,581 tonnes of paper, 794.7 tonnes of coal, 1,383 tonnes of timber, 1,104 thousand tonnes of water, 953 thousand kWh of electricity, emission of 3,655 tonnes of carbon dioxide and 476 thousand tonnes of sewage, and 19 million yuan of social costs, making significant social benefits

4. The achievement "Build the intensive, high-efficiency and sunshine supply chain management system, realize the transformation of supply chain" won the gold award of 2016 China Information Communication and "Internet + Connect Application Excellent Achievement Award". The case "Logistics innovation and practice of centralized supply chain management system" won the Award of 2016 Excellent Case in logistics and procurement informatization in China.

Indicators	2014	2015	2016
Number of suppliers	6,751	6,235	7,243
Number of first-level suppliers	500	419	553
Percentage of first-level local suppliers[1] (%)	100	100	100
Number of second-level suppliers	6,605	6,105	7,148
Percentage of second-level local suppliers[2] (%)	44.80	47.41	44.29
Number of assessments on first-level suppliers[3]	1,502	2,252	2,393
Percentage of assessed suppliers in all confirmed first-level suppliers (%)	100	100	100
Number of suppliers disqualified because of quality problems found during on-site assessments	0	0	0
Number of contracted service providers	120	210	192

Note:

1. Percentage of first-level centralized procurement suppliers means the proportion of domestic suppliers (registered in Mainland China) in all suppliers for the first-level centralized procurement. We did not conduct any international tendering projects in 2016, thus did not have any international supplier.
2. Percentage of second-level centralized procurement suppliers means the proportion of suppliers registered in a province for the second-level procurement of that particular China Mobile provincial subsidiary.
3. Number of assessments on first-level suppliers refers to the number of supplier assessments carried out by our Procurement Shared Service Center, covering both winning and non-winning suppliers. This number does not cover second-level procurements.

China Mobile Limited 2016 Sustainability Report
Performance Report
46

Environmental Performance

Energy Consumption

Why is This Material?

With rapid development of new technologies including mobile internet, cloud computing, the Internet of Things and etc., especially rapid expansion of 4G network scale in short term, our energy consumption is quickly increased unavoidably. To actively promote energy conservation and consumption reduction, reduce GHG emissions is our important strategic choice to effectively reduce operation cost, improve the level of green operation, and expand emerging markets related to environmental protection.

Our Management Approach

1. We formulate the *Special Planning about Energy Conservation and Emission Reduction* during the 13th Five-Year Plan, and specified the objectives in the next five years.

2. Standing on a high starting point, we actively promote web collaboration, and build green base stations. We make use of tidal effect of wireless network to introduce 4G dormancy technology including symbol turn-off, passageway turn-off, small base station turn-off and etc. for the first time in the world and make large-scale applications; we promote energy conservation via web collaboration, and develop the world's first 2G/3G/4G multi-network collaboration energy conservation system; we implement the energy-saving layout of 5G ahead of schedule, and successfully define "the energy efficiency of 5G is over 100 times higher than that of 4G" as an important indicator in the design of 5G system.

3. We follow high standards, and establish green data centers facing the future. We bring PUE indicator into the assessment system, compile guiding documents of cloud management, virtualization and etc., deploy energy conservation management of X86 server in the whole network, and promote cloud computing and virtualization application. We formulate and publish guiding opinions of data centers of China Mobile, promote green energy-saving technology according to geographical layout, air-conditioning refrigeration, power supply and etc., make average PUE value of newly built data centers lower than 1.5, and proactively promote energy-saving reconstruction of old equipment rooms in order to save energy and increase efficiency.

4. We continuously develop and promote innovative technologies about energy conservation and emissions reduction, actively implement pilot spots of energy conservation such as 100G OTN photoelectric hybrid cross technology, direct power supply of data centers and etc., expand the range of applications of renewable energy to reduce dependence on conventional fossil energy.

5. We set up the energy management system coving 31 provincial subsidiaries nationwide to carry out comprehensive monitoring of our daily energy consumption indicators. We make third-party energy audit, carbon verification and authentication every year in order to ensure the accuracy of our energy management and statistical work.

6. We encourage our employees to use IT solutions such as video conferencing and our Integrated Information Network to avoid unnecessary business trips and reduce our carbon footprint.

Progress in 2016

1. We invested a total of 190 million yuan into the "Green Action Plan" in 2016.

2. We actively promoted mature technologies, enabled all the 4G symbol turn-off functions, applied 3.55 million carrier frequency in total; we realized large-scale application of the multi-network energy saving system in our subsidiaries in Guangxi and other provinces; we applied 208 natural cold sources in equipment rooms, optimized and reconstructed 282 equipment room air-conditioning systems.

3. We promoted the construction and application of the energy management system, realized sub-metering in 95% equipment rooms, made real-time collection of energy consumption data and indicators, promoted energy conservation reconstruction and management in equipment rooms, and continuously reduced PUE.

Indicators	2014	2015	2016
Energy Consumption*			
Total electricity consumption (100 GWhs)	171.8	200.9	197.1
Natural gas consumption (million m^3)	6.9	8.9	9.1
LPG consumption (100 tonnes)	5.3	3.3	3.7
Coal gas consumption (million m^3)	1.1	0.5	0.2
Coal consumption (10,000 tonnes)	0.9	1.2	0.5
Total gasoline consumption (million litres)	117.1	127.8	126.9
Total diesel fuel consumption (million litres)	19.4	20.6	17.6
Purchased heating costs (million yuan)	131.38	147.65	150.4
Alternative Energy Consumption			
Number of alternative energy base stations-total	12,776	12,816	13,763
Solar energy	9,219	9,068	9,861
Wind energy	604	522	560
Solar and wind energy	1,931	1,940	2,010
Others	1,022	1,286	1,332
CO_2 emissions reduction from alternative energy base stations (10,000 tonnes)	4.3	4.3	4.2
Energy Conservation by Key Measures			
Total electricity saving in this year (100 GWhs)	7.9	3.0	3.8
Equivalent costs saving by saving electricity in this year (100 million yuan)	10.7	3.9	5.2
Equivalent GHG emission reduction by saving electricity in this year (10,000 tonnes)	59.2	22.7	26.4
Green Office			
Cross-provinces video conferences usage at headquarters (times)	851	855	800
Green Operation			
Online business sales of self-operating electronic channels (100 million yuan)	2,089	3,209	3,934

* From 2016, the Energy Consumption shall not contain the consumption (i.e., electricity, gasoline and diesel fuel) of ancillary equipments including the air conditioners and power supply which have been transferred to China Tower Corporation Limited.

China Mobile Limited 2016 Sustainability Report
Performance Report

47

Water

Why is This Material?

In recent years, with accelerated process of China's industrialization and urbanization, the water demand in cities has been continuously increased. What's more, with severe water pollution, water shortage will be a key factor to restrict corporate operation and social and economic development. To strengthen recycled use of water resources and encourage water conservation is the field of work to which we pay sustained attention.

Our Management Approach

We encourage the use of recycled water in our operations, and arrange property technicians to inspect water supply systems and equipment regularly to ensure that there is no leak and dripping in the equipment. During the construction of our data centers, we use municipal reclaimed water and reuse underground water to reduce consumption.

Progress in 2016

Due to rapid expansion of 4G network scale, our total water consumption has increased by 9.8% compared to that in previous year. We did not find any incident which had significant influences on water source in this year.

Indicators	2014	2015	2016
Total amount of water consumption (million tonnes)	31.13	37.57	41.25
Average amount of water consumption per employee (tonnes)	129	86	90

Biodiversity

Why is This Material?

"To intensify the construction and management of natural reserves and to increase protection of typical ecosystems, species, genes and landscape diversity" is explicitly presented in China's 13th Five-Year Plan. In order to meet demand on communication network in various regions, we will unavoidably carry out construction and maintenance of mobile base stations in natural reserves or their adjacent areas. It is our significant responsibility to protect biodiversity in natural reserves.

Our Management Approach

We conduct rigorous project evaluations and reviews according to relevant provisions regarding base stations located in nature reserves. According to the management of natural scenic spots and the requirements about environmental protection, our company develops and applies the monitoring and evacuating system of passenger flow in scenic spots of many places, offers assistance in providing reasonable guidance for tourists in scenic spots in order to avoid excessive pressure on local ecological environment.

Progress in 2016

In 2016, we did not find any species which were materially affected by our operating activities.

Emission

Why is This Material?

Greenhouse gas emission is the main reason for climate change. To actively respond to global climate change and promote green and low-carbon development has become global consensus. We will offer assistance in realizing the goal of emission reduction in China and make active contributions to alleviating global climate change through strengthening carbon emission management and controlling greenhouse gas emission in production, processing and operation.

Our Management Approach

1. Our main emission source is Scope 2 emissions. Thus the key to our emission management is to reduce energy consumption of electric power and etc., increase energy efficiency, and realize emission reduction of Scope 2 greenhouse gas through energy-saving technology and management. It has been the 10th year since we implemented the Green Action Plan, establish the energy management system which has been continuously improved to achieve these goals, and try hard to reduce our carbon emission.

2. We also pay attention to Scope 3 emission management, actively give full play to industry influence, promote emission reduction of suppliers in production, logistics and etc., strengthen propaganda, encourage employees to reduce business trips, and have green travel.

3. We actively develop low-carbon ICT business, increase low-carbon ICT applications in the fields of energy, health, architecture, business, food, education, logistics and manufacturing, make use of ICT to realize energy conservation and emission reduction, and promote emission reduction in the whole society.

4. We implement international benchmarking of CDP carbon emission, and continuously improve the carbon emission management system. We continuously respond to questionnaire about CDP carbon emission, give comprehensive response to and open disclosure of corporate strategy against climate change, management system, risks and opportunities, effectiveness of carbon emission management, third-party certification, suppliers' carbon emission information from four dimensions including disclosure, cognition, management and leadership.

5. We conduct researches about countermeasures of carbon trading, make comprehensive analysis of external situation from international situation, capital market, government requirements, public concern and etc., formulate follow-up promotion plans. We actively get involved in carbon trading as national experimental unit, and performed an agreement about carbon emission in Beijing.

Progress in 2016

We submitted carbon emission report of key emission unit, conducted third-party verification and spot check, made application for carbon emission quota of newly increased facilities, and smoothly performed agreement of carbon emission in Beijing.

Indicators	2014	2015	2016
CO_2 emissions(million tonnes)	13.11	15.70	14.38
Direct GHG emissions (Scope 1) (million tonnes)	0.34	0.39	0.35
Indirect GHG emissions (Scope 2) (million tonnes)	12.77	15.31	14.03
Carbon emission intensity (tCO_2e/10,000 yuan)	0.204	0.235	0.203
SO_2 emission (tonnes)	N/A	N/A	95.22
NO_x emission (tonnes)	N/A	N/A	0

China Mobile Limited 2016 Sustainability Report
Performance Report

48

CH4 emission (tonnes)	N/A	N/A	0
Carbon emission from commute (10,000 tonnes)	N/A	N/A	59.87
Carbon emission from business travel (10,000 tonnes)	16.49	15.87	9.25
Change rate of carbon emission from business travel (%)	N/A	-3.76	-41.71

Effluents and Wastes

Why is This Material?

If sewage and waste electronic waste are directly discharged without proper treatment, it will bring severe negative impact and recovery pressure to environment. The implementation of standard and specialized emission management towards effluents and wastes is of great significance for us to meet compliance requirements, prevent operation risks, and improve environmental performance.

Our Management Approach

1. All waste water generated in our operation is treated by our sewer system to ensure zero emission of waste water.

2. Wastes generated from equipment rooms, base stations and data centers in the process of daily operation are recycled by qualified third parties.

3. We promote mobile device recycling through our Used Phone Trade-in program all over the country. The program recycles used phones from consumers and increases public awareness of environmental protection.

Progress in 2016

100% of the waste water generated in our operation was emitted into sewer system and no non-compliance was found regarding emission of effluents.

Indicators	Weight (Tonnes) (2015)	Value (10,000 yuan) (2015)	Weight (Tonnes) (2016)	Value (10,000 yuan) (2016)
Waste Recycled by Qualified Third Parties				
Network Wastes	26,637	13,546	21,046	10,574
Acid batteries	19,195	10,392	13,997	7,942
Telecommunication equipment	4,598	1,914	3,366	1,513
Cables	907	578	1,088	386
Others	1,937	662	2,595	733
Office Wastes	1,323	551	1,512	712
Electronic equipment	937	473	1,234	612
Other wastes	386	78	278	100
Devices	44	142	184	140
Total	28,004	14,239	22,742	11,426

Indicators	2016
Hazardous wastes (tonnes)	22,742
Non-Hazardous wastes (tonnes)	0
Total usage of material producing terminal device (tonnes)	3,171

Social Performance

Employment

Why is This Material?

Employee is the core element for corporate development. It is a basic code of conduct for a responsible company to make sure its behavior in the process of recruitment, working and dismissal meets national laws and regulations, and make sure it offers adequate rights and welfare to employees.

Our Management Approach

1. We carry out the open recruitment system in a comprehensive way, establish the multi-layer and three-dimensional recruitment system, implement uniform written examination in campus recruitment, and build an open, fair and just environment to select manpower. Our recruitment work is implemented in strict accordance with "No discrimination shall be imposed on laborers when they seek employment due to different nationality, race, sex and religious belief" regulated in the Labor Law. We will not exclude some job candidates out of employment competition opportunities for any reason irrelevant to work. We strictly forbid to employ child labor.

2. We strictly comply with local labor laws and regulations, and provide employees with competitive remuneration as well as insurance and welfare coverage.

3. We carry out EAP throughout the entire Company, which covers more than 300,000 employees and provides all the employees with psychological consulting service.

4. We carry out the "Happiness 1+1" activity to enhance employees physical and mental well-being.

5. We set up special funds at provincial subsidiaries for employees who are suffering from serious diseases to offer help to them.

Progress in 2016

We formally made the planning of "Outstanding Talent Engineering", presented the overall direction and key measures for corporate talent management in four aspects: Strengthen team construction of leaders, optimize employee team structure, improve the comprehensive incentive mechanism, promote ability and quality.

Indicators	2014	2015	2016
Employee Age Structure			
Total number of employees	241,550	438,645	460,647
Percentage of employees under 30 years old (%)	35.24	39.64	35.15
Percentage of employees between 30 and 50 years old (%)	59.94	55.85	61.25
Percentage of employees above 50 years old (%)	4.82	4.51	3.60
Percentage of regular employees (%)	N/A	N/A	92.55
Percentage of contracted employees (%)	N/A	N/A	7.45
Employee Turnover			
Total number of newly hired employees in this year	16,913	28,512	16,842
Number of newly hired female employees	8,286	15,452	9,040
Number of newly hired male employees	8,627	13,060	7,802

China Mobile Limited 2016 Sustainability Report
Performance Report

49

Total number of resigned employees in this year	5,524	10,711	10,404
Number of resigned female employees	2,105	5,088	5,950
Number of resigned male employees	3,419	5,623	4,454
Total number of dismissed employees in this year	375	510	636
Number of dismissed female employees	141	199	347
Number of dismissed male employees	234	311	289

Indicators	2016
Percentage of total resigned and dismissed employees among employees under 30 years old (%)	1.94
Percentage of total resigned and dismissed employees among employees between 30 and 50 years old (%)	0.95
Percentage of total resigned and dismissed employees among employees over 50 years old (%)	0.02

Workplace Health and Safety

Why is This Material?

Avoiding safety accidents during production and protecting employees' health and safety in workplace are not only the basis to maintain our steady and orderly business operations, but also important parts that we attach importance to guaranteeing employees' basic rights and interests.

Our Management Approach

1. We provide employees with annual regular health checkups, help employees know their own health condition in time.

2. We organize annual "Safe Production Month" events in the entire company, require all the subsidiaries to examine safety issues in production according to the standards, and ensure the implementation of safe production requirements throughout the production process.

Progress in 2016

1. We carried out the "Safe Production Month" publicity and education activity in 2016 with the theme of "intensify safe development concept, enhance safety quality of all the employees".

2. We carried out the construction of safety management organization according to law, set up full-time safety management personnel in some county (district) branches (with more than 100 employees).

3. We held meeting to make discussion about safety management, promoted benchmarking experience in safety management and standardization management.

Indicators	2014	2015	2016
Participation rate of employee health checkup (%)	92	94	97
Number of safety emergency drills	1,130	1,156	1,214
Participation rate of safety emergency drills (%)	86	86	86
Death rate in accidents per 1,000 people	N/A	N/A	0.0065

Training and Education

Why is This Material?

The ability of our continuous innovation and growth depends on the entire knowledge skill level of all the employees. Providing our employees with diverse and in-depth trainings, offering them opportunities for learning and promotion is the important guarantee for us to continuously maintain talent advantages and achieve strategic goals.

Our Management Approach

1. Focusing on our business technical development, we further improve our talent selection and motivation mechanism through the Millions of Talents Plan, One Thousand Talents Plan and special government allowance recommendation.

2. We carry out research on professional skill certification system. We set up relatively standardized mechanisms and procedures aiming at skill model development, maintenance and implementation, skill course database development and construction, skill certification examination and etc.

3. We regularly select expatriates for overseas companies, including executives, middle-level and key employees of general management, cultivate employees' business handling capacity in different business environment.

4. We formulate employee training programs every year, and provide employees with tailored training courses catering for our employees' career development as well as our business growth. We also offer employees diverse trainings about life skills to help them develop interests and hobbies that are good for both life and work.

5. We set up a platform of co-construction and sharing for employee training, mainly covering group training resources, whole process training management and assessment system, professional method system of training design and implementation.

Progress in 2016

1. 395,000 employees participated in our Online University, of whom 278,000 used mobile phones to access our Online University. They studied for 17.56 million hours in total.

2. We organized 343 post skill certification exams, and more than 143,000 person-times participated in skill certification.

3. We set up special study areas including "Entrepreneurship and Innovation", "Internet of Things Business" and etc. in our Online University.

4. We developed nine group-level "new business" series courses focusing on employees' learning needs, promoted and applied these courses via face-to-face training, live classroom, special study area and etc. 480,000 person-times participated in online course learning.

5. We organized the implementation of the construction project of "the learning path diagram of customer managers", formed an integrated training solutions including course system, face-to-face training, online training and etc. Our project achievements would cover tens of thousands of employees.

6. China Mobile University was awarded the Award of Excellent Corporate University in the Award of 2016 China's Talent Development, the Best Corporate University and Best Learning Project in the Ranking List of 2016 China's Best Corporate Universities, the gold award in the first session of CSTD Corporate Learning Design Contest, the Award of Outstanding Implementation of China's E-Learning Industry, the Award of Learning and Development of Cases with the Greatest Value.

China Mobile Limited 2016 Sustainability Report
Performance Report

50

Indicators	2014	2015	2016
Training expense per employee (yuan)	2,429	1,944	1,646
Total number of persons trained (10,000 person-times)	116.8	116.9	154.9
Number of senior management trained (person-times)	734	741	867
Number of middle-level management trained (person-times)	12,327	12,139	15,546
Number of general employees trained (10,000 person-times)	115.5	115.6	153.2
Average training time per employee (hours)	57.5	57.6	64.4
Average training time per senior management (hours)	68.4	92.0	99.8
Average training time per middle-level management (hours)	56.6	66.4	79.8
Average training time per general employee (hours)	57.5	57.3	64.2
Number of users in online university (10,000 persons)	32	33	39.5
Average study hours of employees in online university (hours)	25	31	38.2
Number of employees studying in online university via mobile phone (10,000 persons)	14	14	27.8

Diversity and Non-discrimination

Why is This Material?

Treating every job seeker and employee equally is the basic code of conduct for a responsible company, and it is also beneficial to us in finding and absorbing talents preferably.

Our Management Approach

1. It is explicitly stated in our employee manual that we will not tolerate any discrimination based on employees' age, ethnicity, or gender. In recruitment and promotion, we also establish system guarantee and take measures to make sure that gender, ethnicity and other unrelated factors would not influence final decisions.

2. We attach great importance to female employees' reproductive rights, and fully respect and guarantee the rights of lying-in employees to take maternity leave.

3. We provide female employees with a work environment meeting their special demand, including nursing rooms and mother caring rooms.

Progress in 2016

In 2016, 100% of our female employees at our headquarters returned to work after maternity leave.

Indicators	2014	2015	2016
Percentage of female employees (%)	47.05	54.79	55.54
Percentage of female employees at senior management level (%)	17.60	14.15	18.00
Percentage of employees of ethnic minorities (%)	6.86	6.80	7.16

Labor Grievance Mechanism

Why is This Material?

Unimpeded communication and complaining channels can effectively improve employees' sense of belonging. To maintain communication with employees, understand employees' appeals and mentality, identify blind spots of our management are necessary measures to prevent labor-related risks, improve corporate human-centered and transparent management.

Our Management Approach

Employee grievances, suggestions and feedback are collected through channels such as the CEO Mailbox, the Petition Office and the labor union. Collected materials will be handled promptly.

Progress in 2016

1. In 2016, 14 emails relevant to human resource management were received in the CEO Mailbox. All these emails have been sent to relevant departments to process.

2. We held video conferences about optimizing labor issues communication channels to summarize and promote good practices such as labor union chairman's mailbox, inspection and reception day.

Business and Human Rights

Why is This Material?

Human right attention and maintenance gives important expression to the values of a company, and reflects its basic attitude towards stakeholders. China Mobile consistently pays high attention to human rights in corporate operation, tries to practice its core values of "Responsibility Makes Perfection" through our efforts, respects and protects human rights in business practices.

Our Management Approach

1. We have been a member of the United Nations Global Compact since 2007, and we support and actively implement the UNGC Ten Principles. We fully respect and protect internationally recognized human rights and forbid any involvement in human rights abuses and violations.

2. We actively protect the rights of employees to participate in corporate affairs and their freedom of expression. We further regulate the system of employee representative conferences. At these conferences, majors concerns to the interests of employees or our significant changes are presented to employee representatives to make decision-making jointly for the purpose of enhancing employee participation. All of our headquarters, provincial subsidiaries and specialized companies sign 100% equal collective agreements with employees in order to forbid the hiring of child labor or forced labor.

3. In addition to strictly guaranteeing human rights of employees, we also attach importance to the implementation of guaranteeing human rights among suppliers at all levels. We revise the *Supplier Management Methods* and develop the supplier certification template to require human right certification from our suppliers. We also make labor practice assessments during first-level centralized procurement process.

4. Through evaluating our business and service, we place customers' privacy, employees' rights protection and suppliers' human right protection at an important position. Moreover, through our efforts on poverty alleviation and digital divide narrowing, we help and support the development of human rights in poor and remote areas.

China Mobile Limited 2016 Sustainability Report
Performance Report

51

Progress in 2016

1. We issued the *Guidance on Promoting Transparent Corporate Operation* to promote the progress of democratic management.

2. We formulated and published the *Policy for a Responsible Supply Chain of Conflict Minerals* and the *Due Diligence Guidance for Responsible Supply Chains of Conflict Minerals*, required suppliers to pay close attention to the condition about conflict minerals on the supply chain, and protect human rights.

3. For our progress and achievements in customer privacy security, employee rights protection, supply chain management, poverty alleviation and digital divide narrowing, please refer to relevant sections of this report.

Indicators	2014	2015	2016
Union participation rate for regular employees (%)	100	100	100
Union participation rate for contracted employees (%)	98	98	98

Local Communities

Why is This Material?

Mobile communication service has become an integral part in people's life. We fully realize the remarkable influence of our business on communities and residents. It has become an important issue in our sustainability strategy to actively help community development and stimulate community growth through our resources and technical advantages.

Our Management Approach

1. We have pre-arranged plans of emergency communication support to ensure quick and effective response of network maintenance when emergency occurs. In which case we will maintain local communications facilities and telecommunications networks to guarantee basic telecommunications service.

2. The China Mobile Charity Foundation carries out two key charity programs of Blue Dream and Heart Caring Campaign to help rural primary and secondary schools in middle and west parts to complement educational resources, improve teaching level and children in poverty with congenital heart disease to regain healthy growth. Our subsidiaries also undertake diversified charity and volunteer service programs for local communities according to their actual circumstances.

3. In Qinghai, Tibet, Heilongjiang and Xinjiang, we assist our parent company to undertake poverty alleviation programs at targeted areas. We offer manpower, in-kind resources and financial resources for infrastructure construction, industrial development, cultural education, poverty alleviation and other aspects in poverty alleviation areas.

4. We develop and provide targeted poverty relief system platform, help relevant government departments and all the parties concerned with poverty relief respond to the development requirements in poverty areas, and realize targeted poverty relief.

Progress in 2016

1. Our parent company provided 42.18 million yuan as targeted and poverty relief support in 2016.

2. We developed targeted poverty alleviation system, and put it into use in six provinces and cities.

Indicators	2014	2015	2016
Emergency Communication Support			
Total number of emergency communication support	3,126	3,219	4,128
Major political or economic events support	2,728	2,807	3,748
Significant natural disasters support	350	371	347
Significant accidents or catastrophic events support	31	24	25
Public health incidents support	3	0	2
Social safety incidents support	14	17	6
Number of emergency communication support vehicles deployed	6,135	8,212	15,425
Number of sets of emergency communication support equipment installed	33,421	58,624	56,625
Personnel involved in emergency communication support (person-times)	314,212	207,822	386,214
Philanthropy and Volunteering			
Total number of registered employee volunteers (10,000)	11.5	11.9	13.1
Total hours of employee volunteer services (10,000)	46.1	48.3	50.2
Cumulative number of children in poverty who received free congenital heart disease screenings	23,840	27,717	33,417
Cumulative number of assisted children in poverty who were diagnosed with congenital heart disease	2,260	2,744	3,633
Cumulative number of China Mobile Libraries built	2,110	2,310	2,310
Cumulative number of multimedia classrooms built	1,070	1,260	1,760
Cumulative number of principals of rural primary and secondary schools trained	70,539	80,981	92,532
Cumulative donation of China Mobile Charity Foundation (10,000 yuan)	15,735	19,565	23,395

Anti-corruption

Why is This Material?

Corruption cases will seriously go against corporate code of conduct and values, exert severe adverse impact on corporate reputation, employee morale and business relations, and seriously damage corporate cornerstone for sustainability. Punishment and prevention should be absolutely given.

Our Management Approach

1. We have always paid much attention to building an integrity management, punishment and prevention system. We establish the anti-corruption system integrating "Education, prevention and control, punishment, accountability", promote preliminary realization of the goal "One dares not to be involved in corruption", improve the system "One should not be involved in corruption", and set up the idea "One does not want to be involved in corruption" step by step.

2. Our leaders and employees can learn the requirements and progresses of our anti-corruption efforts from our website, mobile school, anti-corruption lectures and etc. We extend anti-corruption education to personnel on specific posts, and

China Mobile Limited 2016 Sustainability Report
Performance Report

52

publicize anti-corruption information inside and outside the Company.

3. We have set up a designated mailbox, an email address (jubao@chinamobile.com), CEO mailbox, a telephone hotline (86-10-52616186) and a fax number to encourage whistle-blowing from our employees and the public. We strictly protect the identities and interests of whistle blowers, carefully verify issues involved and properly handle confirmed cases.

4. We formulate the *Guideline on Compliance of Anti-commercial Bribery*, give a detailed explanation to employees about the guiding requirements such as what is commercial bribery, how to identify bribery, how to handle bribery and so on.

Progress in 2016

1. We carried out central special inspection and rectification, consolidated achievements made in inspection and rectification, made subsidiaries with poor rectification responsible for the result, and notified general and regular problems.

2. We finished the embedded basic framework for prevention and control in six key business fields including planned investment, engineering construction, network operation and maintenance, procurement management, business support, terminal marketing, and planned to cover all the business fields for embedded prevention and control in 2017.

3. We dispatched 12 inspection groups made up of 193 person-times to make internal inspection tours to 18 subsidiaries.

4. We carried out the program "Anti-corruption Education Month" in the entire company for the fifth time consecutively, covering 100% party members and cadres and more than 90% general employees.

5. We received 860 cases of whistle-blowing in this year, among which 70.23% were handled and closed.

Indicators	2014	2015	2016
Anti-corruption education programs organized in this year (times)	3,071	1,986	3,951
Attendance of anti-corruption education and trainings (person-times)	461,137	761,800	696,106
Number of confirmed and disciplined corruption cases	54	96	232
Number of employees dismissed and disciplined for corruption	87	140	302

Fair Competition

Why is This Material?

In the long run, a fair, open and orderly competition environment as well as good industrial ecological environment will bring benefits to all the entities and stakeholders in the market.

Our Management Approach

1. We reinforce compliance management in the market competition field, unify standards and requirements in management system and working process, establish the compliance review mechanism of embedded business procedures, put emphasis on preventing legal compliance risks in anti-monopoly, fair competition and consumers' rights and interests protection.

2. We formulated the *Guideline on Compliance of Market Competition*, giving a detailed explanation of behaviours involved with unfair competition and monopoly, methods to avoid unfair competition and monopoly, and relevant issues of fair competition required to be noted in daily operation.

3. We attach importance to our marketing activities during special promotions, including campus promotions and holiday promotions, as which have a relatively high incidence of unfair competition behaviors. For example, we set up mechanisms to effectively regulate campus marketing activities and hold special sessions to give provincial subsidiaries guidance on rational competition. As a result, there was no wide-ranging and long duration major incident in this year.

Progress in 2016

In 2016, we were not charged with any lawsuit for anti-competitive behaviors.

Customer Information Security and Privacy Protection

Why is This Material?

With increasingly close combination between ICT service and personal life, personal information and privacy security have become severe topics with which that the entire industry is confronted. On the one hand, for the sake of business development, we are exposed to a great amount of customer information, and need to take strict technical and management means to avoid disclosure and abuse in order to prevent relevant risks; on the other hand, only proper protection towards customer information and privacy can lay a better foundation to further guide and cultivate customer behavior, and expand digital life service, and exploit a new blue sea for future digital service accordingly.

Our Management Approach

1. We formulated the *"13th Five-Year" Development Planning of China Mobile about Network Information Security*, established the vision and goals of the strategies about our information security management in 2020.

2. We set up the customer information security protection committee, improve the responsibility investigation mechanism, and become the first in industry to formulate "the Measures for Accountability in Preventing and Cracking Down on Telecommunications Fraud".

3. We take action together with relevant government departments, finance and security industry, crack down on telecommunications fraud from source.

4. We have preliminarily established a full set of complete information security wok mechanism including centralized governance, early warning and emergency, examination and evaluation, and set up the technical support system integrating "supervision, protection, tracing to the source".

5. We continuously deepen the application of risk prevention and control means including "Vault Mode", customer information fuzzification and "Account Credential Encumberation Attack".

6. We regularly carry out third-party monitoring of customer information security, continuously improve the closed-loop management system of customer information protection.

7. We strengthen compliance management in the information security field, unify standards and requirements, and formulate the Guideline on Compliance of Information Security.

China Mobile Limited 2016 Sustainability Report
Performance Report
53

Progress in 2016

1. In 2016, we blocked 2.4 billion spam messages; blocked 1.96 million crank calls of group call type, blocked over 100 million fraudulent calls from overseas; In accordance with laws and regulations, we handled 3.77 million pieces of pronograhic content, disposed over 90,000 illegal websites; handled 0.38 million types of malware through monitoring, disposed 13,000 control terminals malware items.

2. We strictly implemented the management requirement of the real-name system, and fully achieved the real name registration of telephone customers.

3. The "Guideline on Practice of Personal Identity Information Protection" and the "Guideline on Management and Control of Malicious Software in Mobile Network Phone" we formulated as the leading role became the ITU-T international standards; eight international, industry and corporate standards including the Technical Requirements of Information Security Protection with Vault Mode we established won the first prize of the Award for Science and Technology granted by China Communications Standards Association.

4. We carried out warning service against suspected fraud numbers, covering 63 million customers in 30 provinces, and provided 250 million times of warning in average every month.

5. We provided the communication information fraud identification service for customers, and identified more than 140,000 pieces of fraud information all year round.

6. In 2016, we did not have any major incident of customer data leakage.

Indicators	2014	2015	2016
Decrease percentage of complaints for spam messages (%)	64.9	29.4	24
Number of fraud numbers dealt with	5,600	96,000	136,000
Number of reported spam messages handled (10,000)	195	145	149

Product, Network and Service Quality

Why is This Material?

Quality is the lifeline for telecommunication operators. We can maintain our advantages in increasingly fierce industry competition only through continuously providing wider and more convenient access, more stable and superior network quality, more timely and considerate customer service.

Our Management Approach

1. In network quality, we constantly optimize our network system, especially network optimization of 4G network and special scenes, improve the network quality management system step by step, and continue to be an industry leader in respect of network quality.

2. We focus on 4G customers and conduct customer satisfaction surveys. By introducing the net promoter score (NPS), we conduct 360-degree monitoring on the perception of 4G customers and all the key elements, which provides important information to improve our products and service quality.

3. In independent brand terminal quality, we have passed ISO9001 quality standard certification, and our products have satisfied national standards, industry standards and standards of some overseas countries. We set quality control goals such as cumulative product failure rate and etc., establish and apply quality standards such as the Quality Standard of China Mobile's Brand Software, the Test Standard of China Mobile's Brand Hardware and etc.

4. If any unqualified product is found, we will take emergency measures within 24 hours, give reply in terms of cause analysis and corrective and preventive measures within two working days. If mass complaints about product quality are received, we will provide suggestion about how to handle the issue, and provide technical support within seven working days. For confirmed mass incidents, we will recall such batch of goods.

Progress in 2016

1. 4G network coverage was steadily improved, the coverage rate in core urban areas was promoted to 93.93% from 90.59%, and the comprehensive LTE outdoor coverage rate in cities was increased to 98.54% from 97.97%. The average download rate of 4G network on urban roads reaches 40Mbps.

2. With 79.26% comprehensive customer satisfaction, we continued to be at the industry-leading level.

3. At Opensatck Summit held in Barcelona in October, China Mobile became the fifth one globally and the first one in China to obtain Openstack SuperCustomer Award, and also the fifth one in China to win the title of golden member of Opensatck.

4. Our New Generation of Internet Standard Projects won the first prize of the Award for Innovative Contribution of Chinese Standards jointly issued by AQSIQ and Standardization Administration of China.

5. The innovative project "Build two-level open platform, go hand in hand to jointly create new API" won the award for the best innovative project in TMF digital transformation in 2016.

Indicators	2014	2015	2016
Network Service			
Number of customers (million)	807	826	849
Number of 4G customers (million)	90	312	535
Number of wireline broadband customers (million)	N/A	55.03	77.62
Number of IoT connections (million)	N/A	65	103
Number of countries and regions with 4G international roaming service	71	114	143
Number of countries and regions with roaming data traffic service	208	215	218
International transmission bandwidth (G)	1,579	2,983	12,942
Customer Rights Protection			
Complaint rate per million customers (cases)	30.7	38.5	46.2

China Mobile Limited 2016 Sustainability Report
Performance Report

54

EMF Management and Communication
Why is This Material?
In the process of the construction and operation of telecommunications base stations, EMF always exists. Therefore, through management and technical means, we strictly guarantee that EMF level meets national standards, laws and regulations. We also make corresponding communication with community residents and the public in due time in order to guarantee their right to know, which are the necessary requirements for us to handle business in communities smoothly and live in harmony with communities.
Our Management Approach
1. We strictly implement laws and regulations such as the Environmental Protection Regulation for EMF to strengthen EMF management at base stations and establish perfect EMF management system.
2. We regularly inspect and monitor EMF management in provincial subsidiaries, provide trainings regarding EMF standards and laws and EMF risk communication to improve skills of employees engaged in EMF management, make sure that the construction of our base stations meets relevant regulations, and their EMF is within the regulatory limits.
3. We use EMF Tour Buses to popularize EMF knowledge to the public, give an introduction to EMF policies and regulations, standards, and potential impact on health, make the public directly get involved in EMF test at home, at base stations, in noisy places, on the road, and remove the public’s doubt on EMF from base stations.
4. We make cooperation with local media to carry out propaganda about EMF, answer questions which are the concern of the public, such as EMF standard of base stations, the impact of EMF on health and etc.
Progress in 2016
1. We held 133 publicity events about EMF from base stations in the cities, counties and townships of Guangxi, Shaanxi and Guizhou.
2. We built five sets of EMF real-time display system in Hangzhou, Jinan, Zhengzhou, Nanning and Lanzhou to give real-time demonstration of the condition about EMF from base stations to the public.
Overseas Responsibility
Why is This Material?
With the expansion of corporate business, we also have more responsibilities. No matter in China or abroad, to identify our relevant influence on places for which our operation is provided, perform our responsibilities is our consistent criterion. We believe that only through performing our duties well and seeking joint development with local communities, our overseas business can obtain more support, and achieve greater business success.
Our Management Approach
1. As for economic impact, we have cooperated with the parent company to enable 5,335 4G base stations in 235 major cities of Pakistan, established the largest and optimal 4G network in Pakistan, covering 90% urban population and 35% total population nationwide.
2. As for localized development of employees and cultural integration, we operate the Youth Employment and Training Program with the Labor Department and the Internship Program with the Vocational Training Council in Hong Kong.
3. In terms of employee caring, we have set up an Employee Caring Committee in Hong Kong to help employees achieve better communication and work-life-balance.
4. In terms of community construction, we actively participate in fund-raising events held by Senior Citizen Home Safety Association in Hong Kong, and charity events held by charity organizations such as Hong Kong Red Cross and etc.
Progress in 2016
We won the “Partner Employer Award” and Job Market’s “Best Employer Award 2016”. In addition, we won the title of “Caring Company” granted by the Hong Kong Council of Social Service for the 14th time consecutively.
China Mobile Limited 2016 Sustainability Report Performance Report 55

Independent Assurance Report
EY
Building better
working world
To the Board of China Mobile Limited:
I. Scope of Our Engagement
The 2016 Sustainability Report (the “Sustainability Report”) of China Mobile Limited (the “Company”) has been prepared by the company. Management of the company (the “Management“) is responsible for the collection and presentation of information within the Sustainability Report referring to the Global Reporting Initiative Sustainability Reporting Standards, and for maintaining adequate records and internal controls that are designed to support the corporate social responsibility reporting process.
Our responsibility is to carry out limited assurance procedures in accordance with Inter national Standard on Assurance Engagements 3000 (“ISAE3000”): “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the International Federation of Accountants and issue the assurance statement for the year ended 31 December 2016 in accordance with the Management’s instructions.
Our work was limited to these stated above and our report is made solely to you, as a body, and for no other purpose. We do not therefore accept or assume any responsibility for any other purpose or to any other person or organisation. Any reliance any such third party may place on the Sustainability Report is entirely as its own risk.
II. Work Performed
Our review has been planned and performed in accordance with ISAE3000. In order to form our conclusions, we carried out the following procedures:
According to the Management’s instructions, we performed limited assurance procedures in:
China Mobile Limited Head Office
China Mobile Neimenggu Company Limited
China Mobile Shandong Company Limited
China Mobile Sichuan Company Limited
We did not perform limited assurance procedures on other sites.
The limited assurance procedures were performed over the following key performance indicators in the Sustainability Report for the year ended 31 December 2016:
Economic indicators
Number of first-level suppliers
Number of second-level suppliers
Percentage of first-level local suppliers
Percentage of second-level local suppliers
Number of assessments on first-level suppliers
Number of administrative villages implementing telecommunication universal service project
Number of Rural Information Service customers
Number of sales channels in township-level areas
Environmental indicators
Total electricity consumption
Natural gas consumption
LPG consumption
Coal gas consumption
Coal consumption
Gasoline consumption
Diesel fuel consumption
CO2 emissions
Number of alternative energy base stations
Carbon emission from business travel
China Mobile Limited 2016 Sustainability Report Independent Assurance Report 56

Carbon emission from commute
Number of video conferences usage at group level
Social indicators
Number of reported spam messages handled
Number of emergency support
Number of emergency support vehicles deployed
Number of emergency support equipment installed
Number of person-times involved in emergency support
Number of principals of rural primary and middle schools trained newly added
Number of assisted children in poverty who suffered from congenital heart disease newly added
Number of person-times trained
Percentage of female employees
Ethnic minorities as a percentage of total employees
Total number of newly hired employees
Total number of resigned employees
Total number of dismissed employees
Number of Anti-Corruption Education programme organised
Attendance of anti-corruption education and trainings
The limited assurance procedures we carried out are following:
Interviewing the company’s management and staffs responsible for the selected key performance information
Performing analytical review procedures
Performing sample inspection on the selected key performance information
Performing recalculation procedures on the selected key performance information
Other procedures we considered necessary
III. Limitations of Our Scope
Our scope of work did not include:
Assessing the accuracy or fairness of information (including financial information) other than the selected key performance information.
Reviewing the forward-looking statements made by the Management.
Reviewing and consequently providing assurance on historical data.
IV. Level of Assurance
Our evidence gathering procedures have been designed to obtain a limited level of assurance (as set out in ISAE3000) on which to base our conclusion. The procedures conducted do not provide all the evidence that would be required in a reasonable assurance engagement and, accordingly, we do not express a reasonable assurance opinion or an audit opinion. While we considered the effectiveness of the Management’s internal controls when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
V. Our Conclusions
Subject to the limitations of scope and based on the procedures specified above for this limited assurance engagement, we provided the following conclusions:
Nothing has come to our attention that causes us to believe that the selected indicators were not presented fairly in all material respects in the 2016 Sustainability Report of China Mobile Limited.
VI. Our Independence
We are in compliance with the Ernst & Young Global Independence Policy which was designed to comply with the requirements of the IFAC Codes of Ethics for Professional Accountants (the IFAC Code). We believe that there were no events or prohibited services provided which could impair our independence.
VII. Our Assurance Team
Our assurance team has been drawn from our sustainability assurance service network, which undertakes similar engagements to this with a number of domestic or international businesses. Our assurance team has met the requirements of competence and work experience of this engagement.
Ernst & Young Hua Ming LLP
Beijing, PRC
23 March, 2017
China Mobile Limited 2016 Sustainability Report Independent Assurance Report 57

About this Report
This report is the 11th Sustainability Report of China Mobile Limited, disclosing relevant information about our economic, social and environmental sustainability. The time span is from January 1, 2016 to December 31, 2016.
Report Form
This report is issued both in Chinese and English, including printing edition and online edition. (The browse and download link is www.chinamobileltd.com)
Report Standards
This report is compiled with great efforts to comply with relevant standards about information disclosure of sustainability which are feasible in the industry. This report has its foothold on the industry background, and highlights corporate characteristics.
The standards as key references when this report was compiled in 2016 include:
Global Reporting Initiative (GRI) Sustainability Reporting Standards;
Ten Principles of United Nations Global Compact;
ISO Guideline on Social Responsibilities (ISO 26000);
HKEx Guide on Environmental, Social and Governance Reporting;
UN 2030 Agenda for Sustainable Development;
Chinese CSR Report Preparation Guide (CASS-CSR 3.0) issued by the Chinese Academy of Social Sciences;
China National Standard GB/T 36001-2015, Guidance on Social Responsibility Reporting.
China Mobile had, throughout the year ended 31 December 2016, complied with the “comply or explain” provisions set out in the HKEx Guide on Environmental, Social and Governance Reporting.
Report Content and Boundary
In accordance with the principle of “stakeholder engagement, sustainability context, materiality and completeness”, China Mobile determined materiality issues and their boundary through materiality analysis (See Page 43-44 in this report for the process of materiality analysis and result.)
Report Scope
Unless otherwise stated, all the cases and data in this report were collected from China Mobile Ltd. and our subsidiaries (See Page 4 in this report for detailed information about our subsidiaries.)
Data and Information Disclosure
The main channels for the collection of data and information in 2016 Report include:
Relevant data collection systems and relevant statistical statements inside our company;
Cases about corporate social responsibility practice submitted by provincial subsidiaries every quarter;
Appraisal and selection of 2016 Best CSR Practices;
Questionnaires developed to collect qualitative and quantitative information based on the report framework.
Currency
Unless otherwise specified, all monetary figures shown in this report are expressed in RMB (yuan).
Report Assurance
In 2016, China Mobile engaged Ernst & Young Hua Ming LLP (special general partnership) to provide independent third-party report assurance service. See Page 56 and 57 for detailed information of the assurance report. The detailed information about audited financial statements, other financial performance and business performance as of December 31, 2016 are recorded in our 2016 Annual Report, which can be browsed and downloaded on corporate website www.chinamobileltd.com.
For more CSR information, please visit our website
China Mobile Limited 2016 Sustainability Report About this Report 58

Report Disclosure Indexes

GRI Sustainability Reporting Standards

No.	Page/Omissions
ORGANISATIONAL PROFILE	
102-1	4
102-2	4
102-3	4
102-4	4
102-5	4
102-6	4
102-7	4, 45, 49
102-8	49-50
102-9	46
102-10	4,46
102-11	7, 16, 21, 53
102-12	4, 58, 59-63
102-13	11-13
STRATEGY	
102-14	2-3
102-15	2-3
ETHICS AND INTEGRITY	
102-16	41
102-17	52-53
GOVERNANCE	
102-18	44, Annual Report
102-19	41
102-20	41
102-21	42-43
102-22	Annual Report
102-23	Annual Report
102-24	Annual Report
102-25	Annual Report
102-26	41
102-27	41
102-28	We plan to establish such process in the future
102-29	42-43

No.	Page/Omissions
102-30	We plan to establish such process in the future
102-31	41-43
102-32	41
102-33	41-42
102-34	41-43
102-35	Annual Report
102-36	Annual Report
102-37	Annual Report
102-38	Confidential Information
102-39	Confidential Information
STAKEHOLDER ENGAGEMENT	
102-40	42
102-41	52
102-42	42
102-43	42
102-44	42-43
REPORTING PRACTICE	
102-45	4
102-46	4, 42-43, 58
102-47	42-43
102-48	58
102-49	43-44, 58
102-50	58
102-51	58
102-52	58
102-53	64
102-54	56-57
102-55	59-60
102-56	56-57
GRI 103:MANAGEMENT APPROACH	
103-1	44-55
103-2	44-55

No.	Page/Omissions
103-3	44-55
GRI 201:ECONOMIC PERFORMANCE	
Management Approach	45
201-1	45
201-2	48
201-3	We participate in Social Insurance System in accordance to Chinese Law
201-4	Annual Report
GRI 202: MARKET PRESENCE	
Management Approach	45
202-1	45
202-2	45
GRI 203: INDIRECT ECONOMIC IMPACTS	
Management Approach	45
203-1	45-46
203-2	45-46
GRI 204: PROCUREMENT PRACTICES	
Management Approach	46
204-1	46
GRI 205: ANTI-CORRUPTION	
Management Approach	36-37, 52-53
205-1	36-37, 52-53
205-2	37, 52-53
205-3	53
GRI 206: ANTI-COMPETITIVE BEHAVIOR	
Management Approach	53
206-1	53
GRI 302: ENERGY	
Management Approach	33, 47
302-1	47

China Mobile Limited 2016 Sustainability Report
Report Disclosure Indexes

59

China Mobile Limited 2016 Sustainability Report
Report Disclosure Indexes

No.	Page/Omissions
302-2	Currently we do not have an in place external energy statistic system, we plan to establish such a system in the future
302-3	47
302-4	22, 33, 47
302-5	33-35
GRI 305：EMISSIONS	
Management Approach	33, 48
305-1	48
305-2	48
305-3	48
305-4	48
305-5	48
305-6	ODS is not one of our major emission substances
305-7	Our major emission substances do not include such emissions
GRI 306：Effluents and Waste	
Management Approach	49
306-1	49
306-2	49
306-3	No significant spills occurred during the year
306-4	Our operation does not involve hazardous waste or emission
306-5	48
GRI 307：ENVIRONMENTAL COMPLIANCE	
Management Approach	47-49
307-1	48-49
GRI 308：SUPPLIER ENVIRONMENTAL ASSESSMENT	
Management Approach	46
308-1	46

No.	Page/Omissions
308-2	46
GRI 401：EMPLOYMENT	
Management Approach	49
401-1	49-50
401-2	49, 51
401-3	51
GRI 402：LABOR/MANAGEMENT RELATIONS	
Management Approach	51
402-1	51
GRI 404：TRAINING AND EDUCATION	
Management Approach	50-51
404-1	50-51
404-2	25-27, 50
404-3	50
GRI 405：DIVERSITY AND EQUAL OPPORTUNITY	
Management Approach	51
405-1	51
405-2	51
GRI 406：NON-DISCRIMINATION	
Management Approach	51
406-1	51
GRI 407：FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING	
Management Approach	51
407-1	51
GRI 413：LOCAL COMMUNITIES	
Management Approach	23-24, 52
413-1	52
413-2	52
GRI 414：SUPPLIER SOCIAL ASSESSMENT	
Management Approach	46
414-1	46

No.	Page/Omissions
414-2	46
GRI 416：CUSTOMER HEALTH AND SAFETY	
Management Approach	7-9, 53-54
416-1	7-9, 53-54
416-2	54
GRI 417：MARKETING AND LABELING	
Management Approach	54
417-1	54
417-2	54
417-3	54
GRI 418：CUSTOMER PRIVACY	
Management Approach	7-9, 53-54
418-1	53-54
GRI 419：SOCIOECONOMIC COMPLIANCE	
Management Approach	52-54
419-1	52-54

60

The UN Global Compact's Ten Principles

No.	Index	Page
Human Rights		
Principle 1	Businesses should support and respect the protection of internationally proclaimed human rights	51-52
Principle 2	Make sure that they are not complicit in human rights abuses	51-52
Labour Standards		
Principle 3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining	51-52
Principle 4	The elimination of all forms of forced and compulsory Labour	51-52
Principle 5	The effective abolition of child labour	49, 51-52
Principle 6	The elimination of discrimination in respect of employment and occupation	49, 51
Environment		
Principle 7	Businesses should support a precautionary approach to environmental challenges	33-35, 47-49
Principle 8	Undertake initiatives to promote greater environmental responsibility	33-35, 47-49
Principle 9	Encourage the development and diffusion of environmentally friendly technologies	34-35, 47-48
Anti-Corruption		
Principle 10	Businesses should work against corruption in all its forms, including extortion and bribery	36-37, 52-53

ISO 26000

Core Issues	Index	Page
Organisation Governance		4, 44-45
Human Rights	1. Due diligence	51-52
	2. Human rights risk situations	51-52
	3. Avoidance of complicity	51-53
	4. Resolving grievances	51
	5. Discrimination and vulnerable groups	49, 51-52
	6. Civil and political rights	51
	7. Economic, social and cultural rights	7-9, 23-24, 30, 52-54
	8. Fundamental principles and rights at work	49-51
Labor Practices	1. Employment and employment relationships	49
	2. Conditions of work and social protection	49-51
	3. Social dialogue	51
	4. Health and safety at work	28-29, 50
	5. Human development and training in the workplace	25-27, 50-51
Environment	1. Prevention of pollution	48-49
	2. Sustainable resource use	34-35, 47, 49
	3. Climate change mitigation and adaptation	33-34, 48
	4. Protection of the environment, biodiversity and restoration of natural homes	47-49

Core Issues	Index	Page
Fair Operating Practice	1. Anti-corruption	36-37, 52-53
	2.Responsible political involvement	N/A
	3. Fair competition	53
	4.Promoting social responsibility in the value chain	46
	5. Respect for property rights	53
Consumer Issues	1. Fair marketing, factual and unbiased information and fair contractual practices	7-9, 53-55
	2. Protecting consumers' health and safety	7-9, 53-55
	3. Sustainable consumption	10-11
	4. Consumer service, support and compliant and dispute resolution	15, 53-54
	5. Consumer data protection and privacy	7-9, 53-54
	6. Access to essential services	10-11, 46
	7. Education and awareness	7-9, 53-55
Community Involvement And Development	1. Community involvement	23-24, 30-32, 52
	2. Education and culture	30, 52
	3. Employment creation and skills development	23-24, 30, 45
	4. Technology development and access	18-21
	5. Wealth and income creation	23-24, 45, 52
	6. Health	30, 52
	7. Social investment	23-24, 30, 45, 52

China Mobile Limited 2016 Sustainability Report
Report Disclosure Indexes
61

Environmental, Social and Governance Reporting Guide of the Stock Exchange of Hong Kong Limited

Core Issues	Index	Page
A. Environment		
A1 Emissions	A1.1 The types of emissions and respective emissions data.	48-49
	A1.2 Greenhouse gas emissions in total (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	48
	A1.3 Total hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	49
	A1.4 Total non-hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	49
	A1.5 Description of measures to mitigate emissions and results achieved.	34-35, 47-49
	A1.6 Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	34,49
A2 Use of resources	A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in'000s) and intensity (e.g. per unit of production volume, per facility).	47
	A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility).	48
	A2.3 Description of energy use efficiency initiatives and results achieved.	33, 47
	A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	48
	A2.5 Total packaging material used for finished products (in tonnes), and if applicable, with reference to per unit produced.	N/A
A3 The environment and natural resources	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	33, 39
B. Society		
Workplace Quality		
B1 Working conditions	B1.1 Total workforce by gender, employment type, age group and geographical region.	49-50
	B1.2 Employee turnover rate by gender, age group and geographical region.	49-50
B2 Health and safety	B2.1 Number and rate of work-related fatalities.	50
	B2.2 Lost days due to work injury.	N/A
	B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	50
B3 Development and training	B3.1 The percentage of employees trained by gender, employee category (e.g. senior management, middle management, etc.).	51
	B3.2 The average training hours completed per gender, employee by employee category.	51
B4 Labour standards	B4.1 Description of measures to review employment practices to avoid child and forced labour.	49, 51
	B4.2 Description of steps taken to eliminate such practices when discovered.	49, 51-52
Operating Practice		
B5 Supply chain management	B5.1 Number of suppliers by geographical region.	46
	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	46
B6 Product responsibility	B6.1 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	N/A
	B6.2 Number of products and service related complaints received and how they are dealt with.	15, 54
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	53
	B6.4 Description of quality assurance process and recall procedures.	54
	B6.5 Description of consumer data protection and privacy policies, how they are implemented and monitored.	7-9, 53-54
B7 Anti-corruption	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	53
	B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	36-37, 52-53

China Mobile Limited 2016 Sustainability Report
Report Disclosure Indexes

62

Core Issues	Index	Page
B. Society		
Community		
B8 Community investment	B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	23-24, 30-31, 52, 55
	B8.2 Resources contributed (e.g. money or time) to the focus area.	23-24, 30-31, 52, 55

UN Sustainable Development Goals

Goals	Practices of China Mobile	Page
Goal 1: No Poverty	We implement fixed-point poverty alleviation, enhancing economic development and living standard in poor rural areas.	23-24, 52
Goal 2: Zero Hunger	We launch agriculture and rural informatization projects, modernizing agriculture by information technology.	19-21, 23-24
Goal 3: Good Health and Well-being	We develop Internet of Vehicles and Intelligent Transportation System related projects in various regions, promoting efficiency and safety of traffic. We also conduct Smart Healthcare projects to increase efficiency of medical treatment and enlarge the access of proper medical care for more rural residents.	18-19
Goal 4: Quality Education	We carry out "Blue Dream" program to promote educational quality of remote areas in central and western China. We develop Educational Informatization program for remote eduction.	30,52
Goal 5: Gender Equality	We take actions to build equal work environment and promote work-life balance for the employees. We care for our female employees and strive to support female employment and female entrepreneurship.	49-51
Goal 6: Clean Water and Sanitation	We trace the total amount of water consumption at corporate level and average amount of water consumption per employee	48
Goal 7: Affordable and clean energy	We help customers to save energy and promote energy usage efficiency by innovate applications.	18, 35
Goal 8: Decent work and Economic Growth	We strictly prohibit child labour and forced labour. We support our employee to dedicate to entrepreneurship and innovation. We build open and cooperative platform for our partners.	14, 25-27, 49
Goal 9: Industry, Innovation and Infrastructure	We promote informatization and infrastructure construction at country level. we assist remote rural areas in accessing to telecommunication service via "Village Connected Project".	10-12, 45-46
Goal 10: Reduced Inequalities	We support development of communities by our operational development, and share the achievement with employees and the public.	23-30, 52
Goal 11: Sustainable Cities and Communities	We develop information application in various regions, providing convenience to the public. We pay attention to the joint development of telecom infrastructure and service in urban and rural area, promoting digital service capacity at rural area.	10-21
Goal 12: Responsible Consumption and Production	We protect customer information security and prevent telecommunications frand cases to ensure the security and reliability. We implement "Green Action Plan" to manage environmental impacts of corporate operation.	7-9, 33-35, 47-49
Goal 13: Climate Action	We implement "Green Action Plan" to manage environmental impacts of corporate operation. We develop low-carbon ICT applications and carry out public campaign to promote the general energy-saving of the society.	33-35, 47-49
Goal 14: Life below Water	Currently no relative actions.	N/A
Goal 15: Life on Land	We evaluate local biodiversity before constructing base stations and take actions to protect local natural environment.	48
Goal 16: Peace, Justice and Strong Institutions	We strictly improve the long-term mechanism for corruption punishment and prevention and strengthen internal supervision, inspection and rectification.	36-37, 52-53
Goal 17: Partnerships for the Goals	We actively participate in international initiatives and actions for sustainable development. We cooperate with international telecom operators for ICT technological development and jointly promote digital innovation with industrial partners.	4, 11-14

China Mobile Limited 2016 Sustainability Report
Report Disclosure Indexes

63

Feedback
Dear readers,
Thank you for reading China Mobile Limited 2016 Sustainability Report. In order to further improve our sustainability performance and report quality, your comments and suggestions are very much appreciated and we hope you could help us continuously improve our work.
China Mobile Report Team
March 2017
Please score from 1 to 5 (1 being the lowest and 5 being the highest) for the following questions:
1. Your overall opinion on China Mobile Sustainability Report
2. Your opinion on whether this report reflects significant economic, social and environmental impacts of China Mobile
3. Your overall opinion on our communication with stakeholders
4. Your overall opinion on information disclosure in this report
5. Your overall opinion on the format and design of this report
You are welcome to give more opinions and suggestions:
Your Contact Information:
Name: Company:
Phone Number: E-mail:
You may send an email to China Mobile 2016 Sustainability Report Team at CR@chinamobile.com, or fax the form to +86-10-52616167. We will take your comments seriously and promise not to disclose your information to any unauthorized third party.
China Mobile Limited 2016 Sustainability Report
Report Disclosure Indexes

With perfect sincerity and integrity, we will strive to fulfil our triple-sided responsibilities: our economic responsibility; our social responsibility and our environmental responsibility
China Mobile
China Mobile Limited
Registered Address: 60/F, The Center, 99 Queen’s Road Central, Hong Kong
Website for Report Download: www.chinamobileltd.com
All copyrights reserved. No reproduction by any means is allowed without acknowledgement.
This report is printed on environmentally friendly paper

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Mobile Limited (the “Company”) will be held on Thursday, 25 May 2017 at 10:00 a.m. in the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong for the following purposes:

1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2016.

2.	To declare a final dividend for the year ended 31 December 2016.

3.	To re-elect executive director.

4.	To re-elect independent non-executive directors.

5.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors to fix their remuneration.

And to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

6.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to buy back shares in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved;

1

(b)	the aggregate number of Shares which may be bought back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the number of issued shares of the Company at the date of passing this resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this resolution “Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:

(1)	the conclusion of the next annual general meeting of the Company; or

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)	the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting.”

7.	“THAT a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate number of the shares allotted shall not exceed the aggregate of:

(a)	20 per cent. of the number of issued shares of the Company at the date of passing this resolution, plus

(b)	(if the directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the number of Shares bought back by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the number of issued shares of the Company at the date of passing this resolution).

2

Such mandate shall expire at the earlier of:

(1)	the conclusion of the next annual general meeting of the Company; or

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)	the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting.”

8.	“THAT the directors of the Company be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of the annual general meeting in respect of the shares of the Company referred to in paragraph (b) of such resolution.”

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

12 April 2017

Notes:

1.	Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong at least 24 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	The Board of Directors has recommended a final dividend of HK$1.243 per share for the year ended 31 December 2016 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 28 June 2017 to those shareholders whose names appear on the Company’s register of members on 8 June 2017. Shareholders should read the announcement issued by the Company on 23 March 2017 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed 2016 final dividend.

3

4.	To ascertain shareholders’ eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 19 May 2017 to 25 May 2017 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 18 May 2017.

To ascertain shareholders’ entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 6 June 2017 to 8 June 2017 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 5 June 2017.

5.	Concerning resolution number 6 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to buy back shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2016 Annual Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

4

Exhibit 3.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

Executive Directors:	Registered Office:
Shang Bing (Chairman)	60th Floor
Li Yue (Chief Executive Officer)	The Center
Liu Aili	99 Queen’s Road Central
Sha Yuejia	Hong Kong
Dong Xin

Independent Non-executive Directors:
Frank Wong Kwong Shing
Moses Cheng Mo Chi
Paul Chow Man Yiu
Stephen Yiu Kin Wah

12 April 2017

To the shareholders

Dear Sir or Madam,

1.	BUY-BACK MANDATE

This is the explanatory statement required to be sent to shareholders under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in connection with the proposed ordinary resolution set out in item 6 of the notice of the annual general meeting dated 12 April 2017 (the “AGM Notice”) for the approval of the renewal of the general mandate for buy-back of shares. This document also constitutes the memorandum required under section 239 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong). Reference in this document to “Shares” means share(s) of all classes in the capital of China Mobile Limited (the “Company”).

1

Exercise of the Buy-back Mandate

Whilst the directors of the Company (the “Directors”) do not presently intend to buy back any Shares immediately, they believe that the flexibility afforded by the mandate granted to them if the ordinary resolution set out as item 6 of the AGM Notice (the “Buy-back Mandate”) is passed would be beneficial to the Company and its shareholders as a whole.

It is proposed that up to 10 per cent. of the number of issued Shares on the date of the passing of the resolution to approve the Buy-back Mandate may be bought back. As at 28 March 2017, the latest practicable date for determining such figures, 20,475,482,897 Shares were issued. On the basis of such figures, the Directors would be authorised to buy back up to 2,047,548,289 Shares during the period up to the date of the next annual general meeting in 2018, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

Reasons for Buy-backs

Buy-backs of Shares will only be made when the Directors believe that such a buy-back will benefit the Company and its shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

Funding of Buy-backs

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its articles of association and the laws of Hong Kong, including distributable profits. Under the Companies Ordinance, a company’s distributable profits, in relation to the making of a payment by the company, are those profits out of which the company could lawfully make a distribution equal in value to the payment.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2016 dated 23 March 2017) in the event that the Buy-back Mandate is exercised in full. However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Buy-back Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

No core connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to do so, if the Buy-back Mandate is approved by the shareholders of the Company.

2

Directors’ Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Buy-backs Made by the Company

No buy-backs of Shares have been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

Takeovers Code Consequences

If as a result of a buy-back of Shares by the Company, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are aware of the consequences arising under the Takeovers Code of any buy-back.

As at 28 March 2017 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Mobile Hong Kong (BVI) Limited (“CMHKBVI”), was recorded in the registers required to be kept by the Company under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as having an interest in 14,890,116,842 Shares, representing approximately 72.72 per cent. of the number of issued shares of the Company as at that date. In the event that the Buy-back Mandate is exercised in full and assuming that there is no change in the number of Shares held by CMHKBVI, the shareholding of CMHKBVI in the Company will be increased to approximately 80.80 per cent. of the reduced number of issued shares of the Company immediately after the exercise in full of the Buy-back Mandate. The Directors are not aware of any consequences in relation to CMHKBVI which would arise under the Takeovers Code as a result of such share buy-back by the Company. In addition, in exercising the Buy-back Mandate (whether in full or otherwise), the Directors will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

3

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the latest practicable date prior to the printing of this document were:

	Traded Market Price
	Highest	Lowest
	HK$	HK$

2016
March	87.30	82.65
April	92.00	84.30
May	90.00	83.05
June	91.15	83.40
July	98.60	86.15
August	99.30	94.40
September	99.30	93.55
October	97.50	87.80
November	89.85	83.10
December	86.00	80.30

2017
January	88.55	81.35
February	89.05	85.50
March (up to and including 28 March 2017)	91.30	83.30

Extension of Share Issue Mandate

A resolution as set out in item 7 of the AGM Notice will also be proposed at the annual general meeting authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number of any Shares bought back pursuant to the Buy-back Mandate.

2.	RE-ELECTION OF DIRECTORS

In accordance with Article 99 of the Company’s Articles of Association, Mr. DONG Xin and Mr. Stephen YIU Kin Wah will hold office until the forthcoming annual general meeting of the Company and will then be eligible for re-election. Besides, in accordance with Article 95 of the Company’s Articles of Association, Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi and Mr. Paul CHOW Man Yiu will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting (“Directors for Re-election”) are set out in the Appendix I to this circular. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraph headed “Directors’ and Chief Executive’s Interest and Short Positions in Shares, Underlying Shares and Debentures” in the 2016 Annual Report of the Company, none of them has any interests in the shares of the Company within the meaning of Part XV of the SFO.

4

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. Mr. DONG Xin has voluntarily waived his director’s fees for the year ended 31 December 2017. The remuneration of the Directors for Re-election has been determined with reference to the individual’s duties, responsibilities, experience and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed above, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

Yours faithfully
Wong Wai Lan, Grace
Company Secretary

5

APPENDIX I

BIOGRAPHIES OF THE DIRECTORS PROPOSED FOR RE-ELECTION AT THE FORTHCOMING ANNUAL GENERAL MEETING

EXECUTIVE DIRECTOR

MR. DONG XIN

Age 50, Executive Director, Vice President and Chief Financial Officer of the Company, principally in charge of corporate affairs, finance, internal audit, legal matters and investor relations of the Company, joined the Board of Directors of the Company in March 2017. He is also a Vice President and General Counsel of CMCC. Mr. Dong formerly served as a Deputy Director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a Director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, Director General of the Finance Department of CMCC, Chairman and President of China Mobile Group Hainan Company Limited, Director General of the Planning and Construction Department of CMCC, Chairman and President of China Mobile Group Henan Company Limited and China Mobile Group Beijing Company Limited. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a Doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the telecommunications industry and financial management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

MR. FRANK WONG KWONG SHING

Age 69, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. He was appointed Chairman of the Audit Committee in May 2013. He currently also serves as the Non-Executive Director of PSA International Pte Ltd and PSA Corporation Limited in Singapore. He previously served as Vice Chairman of DBS Bank in Singapore, Chairman of DBS Bank (Hong Kong) in Hong Kong and DBS Bank (China) in China and was a member of the Boards of DBS Bank and DBS Group Holdings. Early on in his professional career, Mr. Wong held a series of progressively senior positions at Citibank, JP Morgan and NatWest. More recently, Mr. Wong was the Chairman and Independent Non-Executive Director of Mapletree Greater China Commercial Trust Management Ltd, an Independent Non-Executive Director of Industrial and Commercial Bank of China Limited (China), Mapletree Investments Pte Ltd and National Healthcare Group Pte Ltd in Singapore. Committed to public service, he had held various positions with Hong Kong government bodies including Chairman of the Hong Kong Futures Exchange between 1993 and 1998 and member of HKSAR’s Financial Services Development Council between 2013 and 2015.

DR. MOSES CHENG MO CHI

Age 67, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. He was appointed as the Chairman of the Remuneration Committee in May 2016. Dr. Cheng is a practising solicitor and a consultant of Messrs. P.C. Woo & Co. after serving as its Senior Partner from 1994–2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years includes Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited).

6

APPENDIX I

MR. PAUL CHOW MAN YIU

Age 70, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2013. He was appointed as the Chairman of the Nomination Committee in May 2016. He was an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003, the Chairman of Hong Kong Cyberport Management Company Limited from June 2010 to May 2016 and an independent non-executive director of Bank of China Limited from October 2010 to August 2016. Mr. Chow currently serves as a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region, an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd, and CITIC Limited.

MR. STEPHEN YIU KIN WAH

Age 56, an Independent Non-Executive Director of the Company, joined the Board of Directors and the Audit Committee of the Company in March 2017. Mr. Yiu is currently a Non-Executive Director of the Insurance Authority and a Council member of The Hong Kong University of Science and Technology. Mr. Yiu has also been appointed as an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited, with effect from the conclusion of its annual general meeting to be held on 26 April 2017. Mr. Yiu joined the global accounting firm KPMG in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the Partner in Charge of Audit of KPMG from 2007 to 2010, and served as the Chairman and Chief Executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the Hong Kong Institute of Certified Public Accountants. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a master’s degree in business administration from the University of Warwick in the United Kingdom.

7